FILE NO. 333-124986

                                                                    CIK #1316878

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

          A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, MUNICIPAL SERIES 561

          B.   Name of Depositor: VAN KAMPEN FUNDS INC.

          C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

          D.   Name and complete address of agents for service:

            Mark J. Kneedy               Amy R. Doberman
            Chapman and Cutler LLP       Managing Director
            111 West Monroe Street       Van Kampen Investments Inc.
            Chicago, Illinois  60603     1221 Avenue of the Americas, 22nd Floor
                                         New York, New York  10020

          E. Title of securities being registered: Units of fractional undivided beneficial interest.

          F.   Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT / X / Check box if it is proposed that this filing will become effective on
       June 1, 2005 at 2:00 p.m. pursuant to Rule 487.




                               Michigan IM-IT 191


     Michigan Insured Municipals Income Trust, Series 191 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Unit Trusts, Municipal Series 561.

                                               Monthly           Semi-Annual
                                            Distributions       Distributions
                                          -------------       ---------------
        Estimated Current Return:               4.06%               4.10%
        Estimated Long Term Return:             3.70%               3.75%
        CUSIP:                               59452R-82-8         59452R-83-6


     Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                Prospectus Part I


                                  June 1, 2005


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       You should read this prospectus and retain it for future reference.

-------------------------------------------------------------------------------

The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

                                   Van Kampen
                                   Investments
                                      Shine

                   Summary of Essential Financial Information
             (As of the opening of business on the Date of Deposit)
-------------------------------------------------------------------------
General Information
-------------------------------------------------------------------------
Date of Deposit                               June 1, 2005
Principal amount of bonds in Trust              $2,680,000
Principal amount of bonds per Unit (1)             $918.75
Number of Units                                      2,917
Weighted average maturity of bonds                25 years

-------------------------------------------------------------------------
Unit Price
-------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 2,759,557
Aggregate offering price of bonds per Unit     $    946.03
  Plus sales charge per Unit                   $     48.74
Public offering price per Unit (2)             $    994.77
Redemption price per Unit (2)                  $    941.18

-------------------------------------------------------------------------
Portfolio Diversification (% of Par Value)
-------------------------------------------------------------------------
General Obligation                                    47%
Higher Education                                      30
Water and Sewer                                       19
Transportation                                         4
                                                  --------
Total                                                100%
                                                  ========

-----------------------------------------------------------------
Estimated Annual Income Per Unit
------------------------------------------------------------------
                                                    Semi-
                                      Monthly      Annual
                                   Distributions Distributions
                                    -----------  -------------
Estimated interest income            $    42.87   $     42.87
  Less estimated expenses (4)        $     2.50   $      2.07
  Less estimated insurance expenses  $       --   $        --
Estimated net interest income        $    40.37   $     40.80

-------------------------------------------------------------------------
Expenses
-------------------------------------------------------------------------
                                                    Semi-
                                    Monthly        Annual
                                 Distributions  Distributions
                                  -----------  --------------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.86   $      0.83
                                  -----------  -----------
Total annual expenses per Unit    $     2.53   $      2.10
                                  ===========  ===========

-------------------------------------------------------------------------
Estimated Distributions
-------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       3.81 on     $       3.85 on
                        July 25, 2005       July 25, 2005
Normal distribution (3)    $     3.36         $     20.40
Record dates              10th day of         July 10 and
                           each month          January 10
Distribution dates        25th day of         July 25 and
                           each month          January 25

-------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (June 6, 2005), you will pay accrued interest from this date to your settlement date less interest distributions. The actual sales charge that may be paid by an investor may differ slightly from the percentage sales charges shown in Prospectus Part II due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


(6) During the first year the Trustee will reduce its fee by approximately $.03 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $42.90. Estimated expenses will increase to $2.53 and $2.10 under the monthly and semi-annual distribution plans, respectively. Estimated net interest income will remain as shown.


PORTFOLIO (as of the opening of business on the Date of Deposit)
------------------------------------------------------------------------------------------------------------------
                                                                                                        Offering
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       Price to
Principal        Maturity Date of Bonds (1)(2)                             Rating (3)  Feature (4)      Trust (2)
---------------  --------------------------------------------------------- ----------  --------------  ------------

$     105,000    Saginaw, Michigan, Valley State University, Revenue Bonds
                   (AMBAC Assuarance Insured)
                   #4.375% Due 07/01/2024                                     Aaa*     2015 @ 100       $   105,989
      275,000    Livingston County, Michigan, Building Authority, Refunding
                   General Obligation Bonds (MBIA Insured)                             2015 @ 100
                   4.375% Due 10/01/2024##                                    Aaa*     2023 @ 100 S.F.      278,754
      250,000    Eaton County, Michigan, Refunding and Improvement General
                   Obligation Bonds, Water Supply and Sewer (MBIA Insured)
                   #4.50% Due 04/01/2025                                       AAA     2015 @ 100           253,812
      500,000    Chippewa Valley, Michigan, School Building & Site General
                   Obligation Bonds (FSA Insured)
                   4.75% Due 05/01/2029                                        AAA     2015 @ 100           518,860
      500,000    Central Michigan University, General Revenue Bonds (AMBAC
                   Assurance Insured)                                                  2015 @ 100
                   4.75% Due 10/01/2029                                        AAA     2025 @ 100 S.F.      519,395
      250,000    Wayne Charter County, Michigan, Airport Hotel General
                   Obligation Bonds, Detroit Metropolitan Wayne County
                   Airport, Series 2001A (MBIA Insured)                                2011 @ 101
                   #5.00% Due 12/01/2030                                       AAA     2026 @ 100 S.F.      263,185
      200,000    Michigan Technological University, Michigan, General Revenue
                   Bonds (XL Capital Assurance Insured)                                2013 @ 100
                   5.00% Due 10/01/2033                                        AAA     2024 @ 100 S.F.      210,894
      500,000    Detroit, Michigan, Sewer Disposal Revenue Bonds, Second Lien,
                   Series A (MBIA Insured)                                             2015 @ 100
                   #4.50% Due 07/01/2035                                       AAA     2034 @ 100 S.F.      502,885
      100,000    Puerto Rico Commonwealth, Highway & Transportation Authority
                   Revenue Bonds, Series A (FSA Insured)                               2018 @ 100
                   #4.75% Due 07/01/2038                                       AAA     2029 @ 100 S.F.      105,783
---------------                                                                                         -------------
$   2,680,000                                                                                           $ 2,759,557
===============                                                                                         =============


For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from April 29, 2005 to May 31, 2005.

(2) Other information regarding the bonds is as follows:

                            Cost to           Profit (Loss)
                            Sponsor            to Sponsor
                        ---------------      ---------------
                      $    2,731,584        $     27,973


     The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 23%, MBIA 48%, FSA 22% and XL Capital Assurance 7%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


   Michigan. The financial condition of the State of Michigan is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State's Constitution limits the amount of total State revenues that may be raised from taxes and other sources. State revenues (excluding federal aid and revenues used for payment of principal of and interest on general obligation bonds) in any fiscal year are limited to a specified percentage of State personal income in the prior calendar year or the average thereof in the prior three calendar years, whichever is greater. The State may raise taxes in excess of the limit in emergency situations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be dependent on manufacturing, tourism, and agriculture. These sectors tend to be cyclical and are facing increasing competition from foreign producers.

   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

   In September of 2000, Standard & Poor's raised its rating on the State's general obligation bonds to "AAA" but in December of 2003 downgraded that rating to "AA+". In October of 2000, Moody's Investors Service, Inc. raised the State's general obligation bond rating to "Aaa" but in November of 2003 reduced that rating to Aa1. In April, 1998, Fitch IBCA, Inc., raised its rating on the State's general obligation bonds to AA+. Currently, as of June, 2005, Michigan general obligation bonds are rated Aa2 by Moody's Investor Service, Inc. and AA by Standard & Poors.

   Further information concerning Michigan risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   Tax Status. For a discussion of the Federal tax status of income earned on Michigan IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

   In the opinion of Miller, Canfield, Paddock and Stone, P.L.C., special counsel to the Trust for Michigan tax matters, in summary under existing Michigan law, the Michigan IM-IT Trust and the owners of Units will be treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the Federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler LLP as to the applicability of Federal income tax under the Internal Revenue Code of 1986 to the Michigan IM-IT Trust and the Unitholders.

   Under the income tax laws of the State of Michigan, the Michigan IM-IT Trust is not an association taxable as a corporation; the income of the Michigan IM-IT Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by the Michigan IM-IT Trust. Interest on the underlying bonds which is exempt from tax under these laws when received by Michigan IM-IT Trust will retain its status as tax exempt interest to the Unitholders.

   For purposes of the foregoing Michigan tax laws, each Unitholder will be considered to have received his pro rata share of bond interest when it is received by the Michigan IM-IT Trust, and each Unitholder will have a taxable event when the Michigan IM-IT Trust disposes of a bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells his Certificate to the extent the transaction constitutes a taxable event for Federal income tax purposes. The tax cost of each unit to a Unitholder will be established and allocated for purposes of these Michigan tax laws in the same manner as such cost is established and allocated for Federal income tax purposes.

   The Michigan Intangibles Tax was totally repealed effective January 1, 1998.

   The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity", as defined in the Act. Under the Single Business Tax, both interest received by the Michigan IM-IT Trust on the underlying bonds and any amount distributed from the Michigan IM-IT Trust to a Unitholder, if not included in determining taxable income for Federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan IM-IT Trust or the Unitholders. If the Michigan IM-IT Trust or the Unitholders have a taxable event for Federal income tax purposes when the Michigan IM-IT Trust disposes of a bond (whether by sale, exchange, redemption or payment at maturity) or the Unitholder redeems or sells his Certificate, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for Federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's Federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing Federal taxable income in the year the loss occurred. Unitholders should consult their tax advisor as to their status under Michigan law. The Single Business Tax is being phased-out, with total repeal after December 31, 2009.

   Any proceeds paid under an insurance policy issued to the Trustee of the Trust, or paid under individual policies obtained by issuers of bonds, which, when received by the Unitholders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax.

   As the Tax Reform Act of 1986 eliminated the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unitholder will be increased accordingly to the extent such capital gains are realized when the Michigan IM-IT Trust disposes of a bond or when the Unitholder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for Federal income tax purposes.

   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    Name                                Address                                                                 Units
----------------------------------    -----------------------------------------------------------        -----------------

  SWS Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                         2,017
  Raymond James & Associates, Inc.      880 Carillon Parkway, St. Petersburg, Florida 33733                        500
  A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103                      100
  Edward Jones & Co.                    201 Progress Parkway, Maryland Heights, Missouri 63043                     100
  Morgan Stanley DW Inc.                1585 Broadway, New York, New York 10036                                    100
  Wachovia Securities, LLC              River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219          100
                                                                                                          -----------------
                                                                                                                 2,917
                                                                                                          =================


             Report of Independent Registered Public Accounting Firm

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Michigan IM-IT 191 (included in Van Kampen Unit Trusts, Municipal Series 561):

     We have audited the accompanying statement of condition and the portfolio of Michigan IM-IT 191 (included in Van Kampen Unit Trusts, Municipal Series 561) as of June 1, 2005. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of June 1, 2005. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan IM-IT 191 (included in Van Kampen Unit Trusts, Municipal Series 561) as of June 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   June 1, 2005

                             Statement of Condition

                  As of the opening of business on June 1, 2005



INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                       $    2,759,557
   Accrued interest to the first settlement date (1)(2)             19,809
                                                              ------------
         Total                                              $    2,779,366
                                                             =============
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)         $       19,809
   Interest of Unitholders--
         Cost to investors                                       2,901,744
         Less: Gross underwriting commission                       142,187
                                                             -------------
         Net interest to Unitholders (1)(2)                      2,759,557
                                                             -------------
         Total                                              $    2,779,366
                                                             -------------
   Units outstanding                                                 2,917
                                                             =============
   Net asset value per Unit                                 $       946.03
                                                             =============


-------------------------------------------------------------------------------
(1) The value of the bonds is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.



  o Contents of Prospectus Part I

    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Michigan........................................5
    Tax Status......................................5
    Underwriting....................................6
    Report of Independent Registered
      Public Accounting Firm........................7
    Statement of Condition..........................7

  o Daily Prices
    -  Call our 24-Hour Pricing Line
         (800) 953-6785
    -  Visit our Unit Trusts Daily Prices Page
         http://www.vankampen.com

  o Account Questions
    -  Contact the Trustee
        (800) 221-7668

  o Learn More About Unit Trusts

    -  Contact your financial advisor
    -  Visit our Unit Trust Internet Page
         http://www.vankampen.com

  o Additional Information

    You may obtain an Information Supplement that provides more details about your trust and its policies.

    -  Visit the SEC Internet Site
        http://www.sec.gov

    -  Contact the Trustee
        (800) 221-7668

                                                                     I-MIPRO191
                                                                     #36706-00

                                Prospectus Part I
                                  June 1, 2005

                             Van Kampen Unit Trusts,
                              Municipal Series 561

                               Michigan IM-IT 191

                              Van Kampen Funds Inc.

                                   Van Kampen
                                   Investments
                                      Shine






                               New York IM-IT 182

    New York Insured Municipals Income Trust, Series 182 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Unit Trusts, Municipal Series 561.

                                       Monthly                Semi-Annual
                                    Distributions            Distributions
                                    -------------            ------------
      Estimated Current Return:         4.00%                    4.05%
      Estimated Long Term Return:       3.70%                    3.74%
      CUSIP:                         64949C-25-1              64949C-26-9


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                Prospectus Part I

                                  June 1, 2005

                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.

                                   Van Kampen
                                   Investments
                                      Shine




                   Summary of Essential Financial Information
             (As of the opening of business on the Date of Deposit)
--------------------------------------------------------------------------------
General Information
--------------------------------------------------------------------------------
Date of Deposit                               June 1, 2005
Principal amount of bonds in Trust              $2,940,000
Principal amount of bonds per Unit (1)             $920.19
Number of Units                                      3,195
Weighted average maturity of bonds                26 years

--------------------------------------------------------------------------------
Unit Price
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 3,022,600
Aggregate offering price of bonds per Unit     $    946.04
  Plus sales charge per Unit                   $     48.74
Public offering price per Unit (2)             $    994.78
Redemption price per Unit (2)                  $    940.27

--------------------------------------------------------------------------------
Portfolio Diversification (% of Par Value)
--------------------------------------------------------------------------------
Transportation                                        39%
General Obligation                                    32
Water and Sewer                                       17
Retail Electric/Gas/Telephone                         12
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
Estimated Annual Income Per Unit
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    42.29   $     42.29
  Less estimated expenses (4)     $     2.48   $      2.05
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    39.81   $     40.24

--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5)               $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.81   $      0.78
                                  -----------  -----------
Total annual expenses per Unit    $     2.48   $      2.05
                                  ===========  ===========

--------------------------------------------------------------------------------
Estimated Distributions
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       3.76 on     $      17.21 on
                        July 25, 2005   November 25, 2005
Normal distribution (3)    $     3.31         $     20.12
Record dates              10th day of     November 10 and
                           each month              May 10
Distribution dates        25th day of     November 25 and
                           each month              May 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (June 6, 2005), you will pay accrued interest from this date to your settlement date less interest distributions. The actual sales charge that may be paid by an investor may differ slightly from the percentage sales charges shown in Prospectus Part II due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.



PORTFOLIO (as of the opening of business on the Date of Deposit)
-------------------------------------------------------------------------------------------------------------------
                                                                                                        Offering
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       Price to
Principal        Maturity Date of Bonds (1)(2)                             Rating (3)  Feature (4)      Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$     100,000    Livingston County, New York, Public Improvement General
                   Obligation Bonds (MBIA Insured)
                   4.375% Due 05/01/2027                                       AAA     2014 @ 101       $   100,799
      200,000    Long Island, New York, Power Authority, Electric System
                   Revenue Bonds, Series A (FSA Insured)                               2011 @ 100
                   #5.00% Due 09/01/2027                                       AAA     2026 @ 100 S.F.      210,824
      350,000    Livingston County, New York, Public Improvement General
                   Obligation Bonds (MBIA Insured)
                   4.375% Due 05/01/2028                                       AAA     2014 @ 101           352,191
      140,000    Millbrook, New York, Central School District, General
                   Obligation Bonds (FSA Insured)
                   4.375% Due 06/01/2029                                      Aaa*     2014 @ 100           140,855
      500,000    New York City, New York, Municipal Water Finance Authority,
                   Water and Sewer System Revenue Bonds, Series B
                   (AMBAC Assurance Insured)                                           2014 @ 100
                   #4.50% Due 06/15/2029                                       AAA     2028 @ 100 S.F.      508,295
      250,000    Port Authority, New York and New Jersey, Consolidated
                   One-Hundred Thirty-Fifth, Revenue Bonds (XL Capital
                   Assurance Insured)
                   5.00% Due 09/15/2029                                        AAA     2014 @ 101           267,923
      150,000    Puerto Rico, Electric Power Authority, Power Revenue Bonds,
                   Series RR (XL Capital Assurance Insured)
                   5.00% Due 07/01/2030                                        AAA     2015 @ 100           161,291
      350,000    Millbrook, New York, Central School District, General Obligation
                   Bonds (FSA Insured)
                   4.375% Due 06/01/2031                                      Aaa*     2014 @ 100           351,480
      500,000    Metropolitan Transportation Authority, New York, Revenue
                   Bonds, Series A (MBIA Insured)
                   #4.50% Due 11/15/2035                                       AAA     2015 @ 100           505,810
      400,000    Puerto Rico Commonwealth, Highway & Transportation Authority,
                   Revenue Bonds, Series A (FSA Insured)                               2018 @ 100
                   #4.75% Due 07/01/2038                                       AAA     2029 @ 100 S.F.      423,132
-------------                                                                                           -----------
$   2,940,000                                                                                           $ 3,022,600
=============                                                                                           ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

Notes to Portfolio

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from May 27, 2005 to June 1, 2005.

(2) Other information regarding the bonds is as follows:

                         Cost to           Profit (Loss)
                         Sponsor            to Sponsor
                     ---------------      ---------------
                   $    3,003,960        $     18,640

     The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 17%, MBIA 32%, FSA 37% and XL Capital Assurance 14%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


   New York. The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

   On September 11, 2001, terrorists destroyed the World Trade Center, resulting in a massive loss of life, enormous property damage in lower Manhattan, and severe economic disruption in New York City and the nation. The impact of the attack is far reaching and not yet fully realized.

   All outstanding general obligation bonds of the State are rated "AA" by Standard and Poor's and "A1" by Moody's.

   Further information concerning New York risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   Tax Status. For a discussion of the Federal tax status of income earned on New York IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

   In the opinion of special counsel to the Trust for New York tax matters, in summary under existing New York law, the New York IM-IT Trust is not an association taxable as a corporation and the income of the New York IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof or of the Government of Puerto Rico or a political subdivision thereof or of the Government of Guam or its authorities, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.

     Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    Name                                      Address                                                         Units
   --------------------------                 ------------------------                                -----------------
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                   2,345
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               250
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              250
  Wachovia Securities, LLC                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    250
  Ryan, Beck & Co.                            80 Main Street, West Orange, New Jersey 07052                        100
                                                                                                       -----------------
                                                                                                                 3,195
                                                                                                       =================



             Report of Independent Registered Public Accounting Firm

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of New York IM-IT 182 (included in Van Kampen Unit Trusts, Municipal Series 561):

   We have audited the accompanying statement of condition and the portfolio of New York IM-IT 182 (included in Van Kampen Unit Trusts, Municipal Series 561) as of June 1, 2005. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of June 1, 2005. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York IM-IT 182 (included in Van Kampen Unit Trusts, Municipal Series 561) as of June 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   June 1, 2005




                             Statement of Condition

                  As of the opening of business on June 1, 2005

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                        $     3,022,600
   Accrued interest to the first settlement date (1)(2)               29,573
                                                             ---------------
         Total                                               $     3,052,173
                                                             ---------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)          $        29,573
   Interest of Unitholders--
         Cost to investors                                         3,178,322
         Less: Gross underwriting commission                         155,722
                                                             ---------------
         Net interest to Unitholders (1)(2)                        3,022,600
                                                             ---------------
         Total                                               $     3,052,173
                                                             ---------------
   Units outstanding                                                   3,195
                                                             ---------------
   Net asset value per Unit                                  $        946.04
                                                             ---------------



--------------------------------------------------------------------------------

(1) The value of the bonds is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




  o Contents of Prospectus Part I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    New York........................................5
    Tax Status......................................5
    Underwriting....................................5
    Report of Independent Registered
      Public Accounting Firm........................6
    Statement of Condition..........................6

  o Daily Prices
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1)  Visit our Unit Trusts Daily Prices Page
         http://www.vankampen.com

  o Account Questions
    (1) Contact the Trustee
        (800) 221-7668

  o Learn More About Unit Trusts
    (1) Contact your financial advisor
    (1) Visit our Unit Trust Internet Page
         http://www.vankampen.com

  o Additional Information
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee

        (800) 221-7668


                                                                      I-NYPRO182
                                                                       #36714-00

                                Prospectus Part I

                                  June 1, 2005

                             Van Kampen Unit Trusts,
                              Municipal Series 561

                               New York IM-IT 182


                              Van Kampen Funds Inc.



                                   Van Kampen
                                   Investments
                                     Shine





                           IM-IT 99th Limited Maturity

    Insured Municipals Income Trust, 99th Limited Maturity Series invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Unit Trusts, Municipal Series 561.

                                                     Monthly         Semi-Annual
                                                  Distributions    Distributions
                                                  -------------     ------------
             Estimated Current Return:                 3.78%            3.83%
             Estimated Long Term Return:               3.49%            3.53%
             CUSIP:                                  45809T-78-1     45809T-79-9


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                Prospectus Part I


                                  June 1, 2005


                       This prospectus contains two parts.

           No one may use this Prospectus Part I unless accompanied by
                              Prospectus Part II.

            You should read this prospectus and retain it for future
                                   reference.

--------------------------------------------------------------------------------
           The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the
                    adequacy or accuracy of this prospectus.

                    Any contrary representation is a criminal
                                    offense.

                                   Van Kampen
                                   Investments
                                      Shine




                   Summary of Essential Financial Information
             (As of the opening of business on the Date of Deposit)
--------------------------------------------------------------------------------
General Information
--------------------------------------------------------------------------------
Date of Deposit                               June 1, 2005
Principal amount of bonds in Trust              $4,935,000
Principal amount of bonds per Unit (1)           $1,000.00
Number of Units                                      4,935
Weighted average maturity of bonds              14.3 years

--------------------------------------------------------------------------------
Unit Price
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 5,001,308
Aggregate offering price of bonds per Unit     $  1,013.44
  Plus sales charge per Unit                   $     41.12
Public offering price per Unit (2)             $  1,054.56
Redemption price per Unit (2)                  $  1,010.79

--------------------------------------------------------------------------------
Portfolio Diversification (% of Par Value)
--------------------------------------------------------------------------------
General Obligation                                    73%
Water and Sewer                                       11
General Purpose                                       10
Higher Education                                       6
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
Estimated Annual Income Per Unit
--------------------------------------------------------------------------------
                                                   Semi-
                                    Monthly        Annual
                                 Distributions  Distributions
                                  -----------   -----------
Estimated interest income         $    41.60    $     41.60
  Less estimated expenses (4)     $     1.69    $      1.23
  Less estimated insurance        $      --     $        --
  expenses
Estimated net interest income     $    39.91    $     40.37

--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
                                                     Semi-
                                    Monthly         Annual
                                 Distributions   Distributions
                                  -----------      -----------
Sales Charge (% of Unit Price)         3.90%            3.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91      $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40      $      0.40
  Evaluation fee (5)              $     0.36      $      0.36
  Other operating expenses        $     0.68      $      0.62
                                  -----------     -----------
Total annual expenses per Unit    $     2.35      $      1.89
                                  ===========     ===========

--------------------------------------------------------------------------------
Estimated Distributions
--------------------------------------------------------------------------------
                                                   Semi-
                           Monthly                Annual
                        Distributions          Distributions
                      -----------------      -----------------
Initial distribution      $   3.76 on          $    20.63 on
                        July 25, 2005      December 25, 2005
Normal distribution (3)   $      3.32          $       20.18
Record dates              10th day of        December 10 and
                           each month                June 10
Distribution dates        25th day of        December 25 and
                           each month                June 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (June 6, 2005), you will pay accrued interest from this date to your settlement date less interest distributions. The actual sales charge that may be paid by an investor may differ slightly from the percentage sales charges shown in Prospectus Part II due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases and redemptions. Units redeemed directly through the Trustee are not subject to such fees.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


(6) During the first year the Trustee will reduce its fee by  approximately
    $.66 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $42.26. Estimated expenses will increase to $2.35 and $1.89 under the monthly and semi-annual distribution plans, respectively. Estimated net interest income will remain as shown.




PORTFOLIO (as of the opening of business on the Date of Deposit)
--------------------------------------------------------------------------------
                                                                                                        Offering
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       Price to
Principal        Maturity Date of Bonds (1)(2)                             Rating (3)  Feature (4)      Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   ---------
$     500,000    Pima City, Arizona, General Obligation Bonds (FSA Insured)
                   #4.00% Due 07/01/2018                                       AAA     2015 @ 100       $   501,355
      395,000    Irving, Texas, Waterworks & Sewer System Revenue Bonds,
                   New Lien Improvement (MBIA Insured)
                   4.125% Due 08/15/2018##                                     AAA     2015 @ 100           398,918
      275,000    Denton, Texas, Certificates of Obligation (AMBAC Assurance
                   Assured)
                   #4.00% Due 02/15/2019##                                     AAA     2015 @ 100           272,872
      465,000    Green Bay, Wisconsin, Corporate Purpose General Obligation
                   Bonds - Series B (XL Capital Assurance Insured)
                   #4.125% Due 04/01/2019                                     Aaa*     2015 @ 100           467,655
      500,000    Des Plaines, Illinois, General Obligation Bonds - Series E
                   (XL Capital Assurance Insured)
                   #4.125% Due 12/01/2019##                                   Aaa*     2013 @ 100           501,065
      550,000    Tunkhannock, Pennsylvania, Area School District General
                   Obligation Bonds - Series A (FSA Insured)                           2011 @ 100
                   4.25% Due 01/15/2020                                       Aaa*     2019 @ 100 S.F.      555,599
      250,000    Decatur, Alabama, Board of Education, Capital Outlay General
                   Obligation Warrants (FSA Insured)
                   #4.10% Due 02/01/2020                                       AAA     2015 @ 100           250,380
      290,000    Denton, Texas, Certificates of Obligation (AMBAC Assurance
                   Assured)
                   #4.125% Due 02/15/2020##                                    AAA     2015 @ 100           289,965
      500,000    East Lansing, Michigan, School District Refunding Bonds -
                   Series B (MBIA Insured)
                   5.00% Due 05/01/2020                                        AAA     2015 @ 100           545,020
      275,000    Bettendorf, Iowa, General Obligation Bonds - Series A (AMBAC
                   Assurance Insured)
                   #4.15% Due 06/01/2020##                                    Aaa*     2014 @ 100           276,441
      315,000    Western Washington University, Washington, Student Recreation
                   Fee Revenue Bonds (AMBAC Assurance Assured)
                   4.25% Due 06/01/2020                                        AAA     2015 @ 100           318,226
      500,000    Park City, Utah, Sales Tax Revenue Bonds, Series A (AMBAC
                   Assurance Insured)
                   4.25% Due 06/15/2020                                        AAA     2014 @ 100.50        505,120
      120,000    Beaumont, Texas, Waterworks and Sewer System Revenue
                   Bonds (MBIA Insured)
                   #4.00% Due 09/01/2020##                                     AAA      2015 @ 100          118,692
--------------                                                                                          -----------
$   4,935,000                                                                                           $ 5,001,308
===============                                                                                         ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from May 25, 2005 to May 31, 2005.

(2) Other information regarding the bonds is as follows:

                            Cost to           Profit (Loss)
                            Sponsor            to Sponsor
                        ---------------      ---------------
                      $    4,962,004        $     39,304


     The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 33%, MBIA 21%, FSA 26% and XL Capital Assurance 20%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


  Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    Name                         Address                                                             Units
   ------                        -------                                                        -----------------
  Van Kampen Funds Inc.        One Parkview Plaza, Oakbrook Terrace, Illinois 60181                   4,485
  Morgan Stanley DW Inc.       1585 Broadway, New York, New York 10036                                  250
  Edward Jones & Co.           201 Progress Parkway, Maryland Heights, Missouri 63043                   100
  Wachovia Securities, LLC     River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219        100
                                                                                                -----------------
                                                                                                      4,935
                                                                                                 =================



             Report of Independent Registered Public Accounting Firm

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Insured Municipals Income Trust, 99th Limited Maturity Series (included in Van Kampen Unit Trusts, Municipal Series 561):

     We have audited the accompanying statement of condition and the portfolio of Insured Municipals Income Trust, 99th Limited Maturity Series (included in Van Kampen Unit Trusts, Municipal Series 561) as of June 1, 2005. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of June 1, 2005. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust, 99th Limited Maturity Series (included in Van Kampen Unit Trusts, Municipal Series 561) as of June 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   June 1, 2005

                             Statement of Condition
                  As of the opening of business on June 1, 2005

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                       $  5,001,308
   Accrued interest to the first settlement date (1)(2)           13,240
                                                            ------------
Total                                                       $  5,014,548
                                                            ------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)         $     13,240
   Interest of Unitholders--
         Cost to investors                                     5,204,254
         Less: Gross underwriting commission                     202,946
                                                            ------------
         Net interest to Unitholders (1)(2)                    5,001,308
                                                            ------------
         Total                                              $  5,014,548
                                                            ------------
   Units outstanding                                               4,935
                                                            ------------
   Net asset value per Unit                                 $   1,013.44
                                                            ------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




  o Contents of Prospectus Part I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Underwriting....................................5
    Report of Independent Registered
      Public Accounting Firm........................6
    Statement of Condition..........................6

  o Daily Prices
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1)  Visit our Unit Trusts Daily Prices Page
         http://www.vankampen.com

  o Account Questions
    (1) Contact the Trustee
        (800) 221-7668

  o Learn More About Unit Trusts
    (1) Contact your financial advisor
    (1) Visit our Unit Trust Internet Page
         http://www.vankampen.com

  o Additional Information
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                       IMLMPRO99
                                    #36725-00

                                Prospectus Part I

                                  June 1, 2005

                             Van Kampen Unit Trusts,
                              Municipal Series 561


                           IM-IT 99th Limited Maturity

                              Van Kampen Funds Inc.



                                   Van Kampen
                                   Investments
                                     Shine




                               PROSPECTUS PART II

                                    MAY 2005

                             VAN KAMPEN UNIT TRUSTS
                                MUNICIPAL SERIES

                   A convenient way to invest in a diversified
                     portfolio of tax-exempt municipal bonds

                      This prospectus contains two parts.

 No one may use this Prospectus Part II unless accompanied by Prospectus Part I.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.

                                   VAN KAMPEN
                                   INVESTMENTS
                                      SHINE




THE TRUSTS
--------------------------------------------------------------------------------

     GENERAL. Your Trust is one of several unit investment trusts created under the name Van Kampen Unit Trusts, Municipal Series. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, Standard & Poor's Securities Evaluations, Inc., as Evaluator, and The Bank of New York, as Trustee.

     The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a "State Trust" are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in Prospectus
Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. WITH THE EXCEPTION OF NEW YORK AND PENNSYLVANIA TRUSTS, UNITS OF A STATE TRUST MAY BE PURCHASED ONLY BY RESIDENTS OF THE STATE FOR WHICH THE TRUST IS NAMED. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and New Jersey. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New Jersey, New York, Ohio and West Virginia. Trusts that hold only insured bonds or bonds that are insured under a portfolio insurance policy are referred to herein as "Insured Trusts". "Long-Term Trust" refers to IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts. "Intermediate-Term Trust" refers to Strategic Municipal Trust Intermediate Series, State Intermediate Trusts and State Intermediate Laddered Maturity Trusts. Trusts that are named for a particular state are referred to herein as "State Trusts". "State Intermediate Trust" refers to a State Trust which is designated as an "intermediate series" in the name of such Trust. "State Intermediate Laddered Maturity Trust" refers to a State Trust which is designated as an "intermediate laddered maturity series" in the name of such Trust. State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".

     On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.

     The portfolio of any IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust generally consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for bonds in any IM-IT Laddered Series, IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, Strategic Municipal Trust Intermediate Series, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 10 to 30 years, 12 to 15 years, 5 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any IM-IT Laddered Series is generally structured so that approximately 20% of the bonds will mature every five years, beginning in approximately the tenth year of the Trust, entitling each Unitholder to return of principal. The portfolio of any State Intermediate Laddered Maturity Trust is generally structured so that approximately 20% of the bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise during the periods of the scheduled maturities. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the bonds which matured.

     Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

     OBJECTIVES AND BOND SELECTION. The objectives of the Trusts are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. An IM-IT Laddered Series has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of interest-bearing obligations with maturities ranging from approximately 10 to 30 years in which roughly 20% of the bonds mature every five years beginning in approximately the tenth year of the Trust. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.

     In selecting bonds for the Trusts, the Sponsor considered the following factors, among others: (a) either the Standard & Poor's rating of the bonds was not less than "BBB-" ("A-" for Quality Trusts), or the Moody's Investors Service, Inc. ("Moody's") rating of the bonds was not less than "Baa3" ("A3" for Quality Trusts), including provisional or conditional ratings, respectively, (or, if not rated, the bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by a Trust in the opinion of the Sponsor), (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the diversification of bonds as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in an Investment Grade Municipal Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds. See "The Trusts--Risk Factors".

     THE BONDS. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds in your portfolio are listed in Prospectus Part I. These bonds are also described in greater detail in the Information Supplement.

     General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

     Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

     Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

     Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

     Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

     Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

     Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

     Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

     Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

     Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

     Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

     Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

     Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

     Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

     Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

     Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

     Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

     Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

     Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

     MORE ABOUT THE BONDS. In addition to describing the purpose of the bonds, other information about the bonds is also listed in the "Portfolio" in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

     Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor own this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

     RISK FACTORS. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

     Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

     Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

     Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed in the portfolio in Prospectus Part I along with the price the issuer would have to pay.

     Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

     Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described under "The Bonds".

     Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer's authority to issue or make payments on bonds.

     NO FDIC GUARANTEE. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
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     The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
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     GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charges to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase in the primary and secondary market is one Unit. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

     The initial offering period sales charges are as follows:

                                                                            INITIAL OFFERING PERIOD SALES CHARGE
                                                                                        AS PERCENT OF
                                                                           ---------------------------------------
                                                                              PUBLIC OFFERING    OFFERING PRICE
         TRUST                                                                     PRICE            OF BONDS
        ----------------------------------------------------------------------------------------------------------
         IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT,
            Long-Term State and National Quality Trusts                               4.900%             5.152%
         IM-IT Discount Trusts                                                        4.000              4.167
         IM-IT Intermediate, IM-IT Laddered Series
            and IM-IT Limited Maturity Trusts                                         3.900              4.058
         Strategic Municipal Trust Intermediate Series, State Intermediate
            Trusts and State Intermediate Laddered Maturity Trusts                    3.000              3.093
         IM-IT Short Intermediate Trusts                                              2.000              2.041

     The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life ("ELTR Life") of a Trust's portfolio:

          ELTR LIFE       SALES CHARGE           ELTR LIFE        SALES CHARGE           ELTR LIFE        SALES CHARGE
    ------------------   --------------     -------------------  --------------    -------------------  --------------
       1                     1.010%           8                      3.627%           15                    5.042%
       2                     1.523            9                      4.167            16                    5.152
       3                     2.041           10                      4.384            17                    5.263
       4                     2.302           11                      4.603            18                    5.374
       5                     2.564           12                      4.712            19                    5.485
       6                     2.828           13                      4.822            20                    5.597
       7                     3.093           14                      4.932      21 to 30                    5.708

     For purposes of computation of the ELTR Life, bonds will be deemed to mature on their expressed maturity dates unless: (a) the bonds have been called for redemption or are subject to redemption at an earlier call date, in which case this call date will be deemed to be the maturity date; or (b) the bonds are subject to a "mandatory tender", in which case the mandatory tender will be deemed to be the maturity date. The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the bonds.

   REDUCING YOUR SALES CHARGE. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your broker-dealer of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, your sales charge will be as follows:

                                                              SALES CHARGE REDUCTION PER UNIT
                                     ---------------------------------------------------------------------------------
                                     IM-IT, INVESTMENT
                                     GRADE MUNICIPAL,
                                  U.S. TERRITORIAL IM-IT,
                                      LONG-TERM STATE
        AGGREGATE NUMBER OF            AND NATIONAL              IM-IT SHORT              IM-IT
          UNITS PURCHASED             QUALITY TRUSTS         INTERMEDIATE TRUST      DISCOUNT TRUST       OTHER TRUSTS
--------------------------------    --------------------    --------------------    ----------------     -------------
100-249 Units                          $      4.00               $     2.00            $    2.00           $    4.00
250-499 Units                          $      6.00               $     3.00            $    4.00           $    6.00
500-999 Units                          $     14.00               $     4.00            $    6.00           $    9.00
1,000 or more Units                    $     19.00               $     6.00            $    8.00           $   11.00

   Except as described below, these quantity discount levels apply only to purchases of a single Trust made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a dollar basis using a $1,000 Unit equivalent. For example, if you purchase between $250,000 and $499,999, your sales charge discount per Unit for an IM-IT will be $6.

   Aggregated Purchases--For purposes of achieving these levels you may combine purchases of Units of a Trust offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Trusts offering in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for your trust estate or fiduciary accounts. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Letter of Intent--For purposes of calculating the reduced sales charge for quantity purchases in the table above, purchasers who have indicated their intent to purchase a specified amount of Units of any Van Kampen Unit Trusts, Taxable Income Series or Van Kampen Unit Trusts, Municipal Series unit investment trust during the initial offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the quantity discount table above based on the amount of intended aggregate purchases as expressed in the letter of intent. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in the Unitholder's letter of intent. Further, through the establishment of the letter of intent, the Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to the Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to the Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If the Unitholder does not pay the additional amount within 20 days after request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of the Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever the Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

   Consecutive Series--Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the quantity discount sales charge table above.

   Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the initial offering period at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

   Exchanges. During the initial offering period of a Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The reduced sales charge will be equal to the lesser of $35 per Unit or 3.50% of the Public Offering Price per Unit for IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts and will be equal to the lesser of $25 or 2.50% of the Public Offering Price per Unit for IM-IT Limited Maturity, IM-IT Laddered Series, Strategic Municipal Trust Intermediate Series, State Intermediate and State Intermediate Laddered Maturity Trusts. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of the Trust must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.

   After the initial offering period of a Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a secondary market sales charge equal to the lesser of (a) $35 per Unit, (b) 3.50% of the Public Offering Price per Unit or (c) the secondary market sales charge described in the table above based on the ELTR Life of such Trust.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen Funds Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession.

     OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the bonds. The price of Units as of the opening of business on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. The "Evaluation Time" is the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading, provided, however, on the Date of Deposit the "Evaluation Time" will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to average approximately 0.5%-1% more than the bid price.

     The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

     The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates. Unless bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this prospectus.

     A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

     UNIT DISTRIBUTION. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission described in the following sections.

     Intermediate-Term Trusts. During the initial offering period, the Sponsor will sell Units of Intermediate-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                       CONCESSION
                                                        OR AGENCY
   TRANSACTION AMOUNT                                  COMMISSION
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   Less than 100 Units..............................       $20
   100 Units - 249 Units............................        18
   250 Units - 499 Units............................        17
   500 Units - 999 Units............................        16
   1,000 Units or more..............................        13

     Non-Underwriter broker-dealers and other selling agents who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to the concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. The Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and the related Underwriter concession so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $17.50 per Unit for an Intermediate-Term Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     IM-IT Laddered Series and IM-IT Limited Maturity Trusts. During the initial offering period, the Sponsor will sell Units of IM-IT Laddered Series or IM-IT Limited Maturity Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                          CONCESSION
                                                           OR AGENCY
   TRANSACTION AMOUNT                                     COMMISSION
--------------------------------------------------------------------
   Less than 100 Units.................................       $25.00
   100 Units - 249 Units...............................        25.00
   250 Units - 499 Units...............................        24.00
   500 Units - 999 Units...............................        22.00
   1,000 Units or more.................................        20.00

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Long-Term Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases from the Sponsor throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $27 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $27 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of an IM-IT Laddered Series or IM-IT Limited Maturity Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $17.50 per Unit for the Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     Long-Term Trusts. During the initial offering period, the Sponsor will sell Units of Long-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                               CONCESSION
                                                                OR AGENCY
   TRANSACTION AMOUNT                                          COMMISSION
-------------------------------------------------------------------------
   Less than 100 Units.....................................        $30
   100 Units - 249 Units...................................         33
   250 Units - 499 Units...................................         32
   500 Units - 999 Units...................................         25
   1,000 Units or more.....................................         20

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Long-Term Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases from the Sponsor throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $35 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $35 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $25 per Unit for a Long-Term Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     General. The breakpoint concessions or agency commissions above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition to the concession or agency commission and rebates described in the sections above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

                                                                ADDITIONAL
   INITIAL OFFERING PERIOD SALES                                  VOLUME
   DURING QUARTERLY PERIOD                                      CONCESSION
----------------------------------------------------------------------------
   $2 million but less than $5 million......................          0.025%
   $5 million but less than $10 million.....................          0.050
   $10 million but less than $50 million....................          0.075
   $50 million or more......................................          0.100

     "Quarterly Period" means the following periods: December - February; March
- May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to a transactional sales charge (as defined in applicable prospectuses), however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

     Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less a concession or agency commission of 80% of the applicable sales charge. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

     SPONSOR AND UNDERWRITER COMPENSATION. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

     Intermediate-Term Trusts. The Sponsor will sell Units of Intermediate-Term Trusts to Underwriters at the regular Public Offering Price per Unit less a concession of $22 per Unit underwritten.

     In connection with Underwriter sales of Units which are sold in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate applies only to Units sold out of the Underwriter's inventory and will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession. In addition, if a firm commits to act as an Underwriter for an Intermediate-Term Trust, the concessions or agency commissions allowed will equal the amounts shown above on all Units of such Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution."

     Each Underwriter who underwrites 1,000 or more Units in an Intermediate-Term Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites.

     IM-IT Laddered Series and IM-IT Limited Maturity Trusts. The Sponsor will sell Units of IM-IT Laddered Series or IM-IT Limited Maturity Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                                               UNDERWRITER
   UNITS                                                       CONCESSION
--------------------------------------------------------------------------
   Less than 500 Units......................................       $27
   500 Units - 999 Units....................................        28
   1,000 Units - 1,999 Units................................        29
   2,000 Units - 2,999 Units................................        30
   3,000 Units or more......................................        31

     In addition, Underwriters of a Long-Term Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the total Underwriter concession.

     Long-Term Trusts. The Sponsor will sell Units of Long-Term Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                                             UNDERWRITER
   UNITS                                                     CONCESSION
------------------------------------------------------------------------
   Less than 500 Units...................................        $35
   500 Units - 999 Units.................................         36
   1,000 Units - 1,999 Units.............................         37
   2,000 Units - 2,999 Units.............................         38
   3,000 Units or more...................................         40

     In addition, Underwriters of a Long-Term Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession.

     General. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired, however, an affiliate of the Sponsor may act in such capacities from time to time. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of Trusts and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of Trusts and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
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   Units may be available for purchase in connection with "wrap fee" accounts and other similar accounts. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts.

RIGHTS OF UNITHOLDERS
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     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.

     Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

     Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

     REINVESTMENT OPTION. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor.

     After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Planned Reinvestment Option
(PRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new PRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Unitholders of New York Trusts who are New York residents may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

     Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the bonds in an Insured Trust unless the bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     EXCHANGE OPTION. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

     UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     REPORTS PROVIDED. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent certified public accountants and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
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     Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the bonds or the Sponsor and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers, if any, are set forth in Prospectus Part I in the "Notes to Portfolio". More detailed information regarding insurance on the bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".

     The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the bond plus accrued interest to the date of payment and thereby retire the bond from the Trust prior to the bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. The Trustee, upon the sale of a bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the bond (i.e., insurance to maturity of the bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the bonds were sold on an uninsured basis.

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TRUST ADMINISTRATION
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     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Trusts. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $98 billion under management or supervision as of February 28, 2005. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of February 28, 2005, the total stockholders' equity of Van Kampen Funds Inc. was $235,349,973

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. If you have any questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

     REPLACEMENT BONDS. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

     AMENDMENT OF TRUST AGREEMENT. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in the Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

     TERMINATION OF TRUST AGREEMENT. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

     LIMITATION ON LIABILITIES. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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     This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

     ASSETS OF THE TRUSTS. Each Trust will hold various debt obligations (collectively, the "Bonds" and each, a "Bond") of state and local governmental entities. All of the assets held by a Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Bonds constitute debt the interest on which is excluded from gross income for federal income tax purposes.

     TRUST STATUS. The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the assets of your trust, and as such you will be considered to have received a pro rata share of income (e.g., accruals of market discount and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

     EXCLUSION FROM GROSS INCOME OF INTEREST. At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities, based on certain representations and subject to compliance with certain covenants. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located, from State income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor, its counsel, nor any of the Special Counsel to a Trust for State tax matters have made any special review for a Trust of the proceedings relating to the issuance of the Bonds, the bases for the bond counsel opinions, or compliance with the covenants required for tax-exemption. The Internal Revenue Service (the "Service") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Bonds. If an audit is commenced, under current procedures of the Service, Unitholders may have no right to participate in such procedure. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received both prior to and after the date on which interest is determined to be taxable.

     Your pro rata share of interest on the Bonds will be excluded from your gross income for federal income tax purposes to the same extent that such interest would be excluded from your gross income if you directly owned the Bonds. However, such interest may be taken into account in computing the alternative minimum tax, and the branch profits tax imposed on certain foreign corporations.

     Ownership of the Units may result in collateral federal income tax consequences to certain Unitholders, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and Unitholders who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations.

     If you are a "substantial user" of the facilities financed with the proceeds of certain Bonds, or a related person to a substantial user, you will not be able to exclude from your gross income interest with respect to these Bonds. "Substantial user" and "related person" are defined under federal income tax law.

     For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain Bonds is included as an item of tax preference. Except as otherwise noted in Prospectus Part I for certain Trusts, the Trusts do not include any such bonds.

     In the case of certain corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding S Corporations, Regulated Investment Companies, Real Estate Investment Trusts, REMICs or FASITs) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Bonds in the Trusts. In addition, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations, which include tax-exempt interest, such as interest on the Bonds in the Trust.

     YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

     Under the "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. For periods not covered by the reduced rates under the Tax Act, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     DISCOUNT, ACCRUED INTEREST AND PREMIUM ON BONDS. Some Bonds may have been sold with original issue discount. This generally means that the Bonds were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Thus, the accrual of original discount will be excluded from your gross income for federal income tax purposes to the same extent as interest on the Bonds, as discussed above. Your basis of each Bond which was issued with original issue discount must be increased as original issue discount accrues.

     Some Bonds may have been purchased by you or the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Bonds over the purchase price of the Bond. Market discount can arise based on the price a Trust pays for a Bond or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Bond, when the Bond is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

     Alternatively, some Bonds may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Bond, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You must amortize bond premium on a constant yield basis over the remaining term of the Bond in a manner that takes into account potential call dates and call prices. You cannot deduct amortized bond premium relating to a Bond. The amortized bond premium is treated as a reduction in the tax-exempt interest received. As bond premium is amortized, it reduces your basis in the bond. The tax basis reduction requirement may result in your realizing a taxable gain when your Units are sold or redeemed for an amount equal to or less than your cost.

     If the price of your Units includes accrued interest on a Bond, you must include the accrued interest in your tax basis in that Bond. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Bond.

     This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Bonds that were issued with original issue discount.

     EXCHANGES. If you elect to reinvest amounts received from the Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

     LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Your ability to deduct Trust expenses is also limited to the extent the expenses are allocable to tax-exempt interest from the Trust.

     In the opinion of special counsel to the Trusts for New York tax matters, under existing law, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     For a discussion of the state tax status of income earned on Units of a Trust and recent changes in Federal tax law, see Prospectus Part I. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

EXPENSES
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     GENERAL. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trusts.

     SPONSOR, SUPERVISOR, EVALUATOR AND TRUSTEE. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

     INSURANCE. Premiums for any portfolio insurance are obligations of each Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As bonds covered by a portfolio insurance policy in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related bonds.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
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     This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS
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     LEGAL MATTERS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603. Katten Muchin Rosenman LLP has acted as counsel to the Trustee and special counsel to the Trusts for New York tax matters. Special counsel to each Trust for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.

     INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.





  o CONTENTS OF PROSPECTUS PART II

    The Trusts......................................A-2
    Estimated Current and Long-Term Returns.........A-6
    Public Offering.................................A-7
    Fee Accounts...................................A-15
    Rights of Unitholders..........................A-15
    Insurance on the Bonds in the Insured Trusts...A-17
    Trust Administration...........................A-18
    Federal Tax Status.............................A-20
    Expenses.......................................A-22
    Additional Information.........................A-23
    Other Matters..................................A-23

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1)  Visit our Unit Trusts Daily Prices Page
         http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1)  Contact your financial advisor
    (1)  Contact the Trustee

       (800) 221-7668

  o LEARN MORE ABOUT UNIT TRUSTS
    (1)  Contact your financial advisor
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         http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668
                                                                      PT2PRO0505
                                                                       #37690-02

                               Prospectus Part II

                                    May 2005

                                   VAN KAMPEN
                                   UNIT TRUSTS
                                MUNICIPAL SERIES

                              VAN KAMPEN FUNDS INC.




                                   VAN KAMPEN
                                   INVESTMENTS
                                      SHINE




                             Information Supplement


Van Kampen Unit Trusts, Municipal Series 561


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   This Information Supplement provides additional information concerning the risks and operations of each Trust which is not described in the prospectus for the Trusts. This Information Supplement should be read in conjunction with a Trust's prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                                   Page

   Municipal Bond Risk Factors...................................    2
   Puerto Rico Risk Factors......................................    6
   Insurance on the Bonds in the Insured Trusts..................   10
   Portfolio Administration......................................   18
   Sponsor Information...........................................   19
   Trustee Information...........................................   20
   Termination of the Trust Agreement............................   20
   Description of Ratings........................................   21
   Equivalent Taxable Estimated Current Return Tables............   23
   Michigan Risk Factors.........................................   25
   New York Risk Factors.........................................   27
   Estimated Cash Flows to Unitholders...........................   32

                                   Van Kampen
                                   Investments
                                      Shine




                           Municipal Bond Risk Factors

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described under "Portfolio Diversification" in the "Summary of Essential Financial Information" of the related Prospectus Part I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

   Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a Trust, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by a Trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

   Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

   Certain of the bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

   Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the bonds.

   Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Certain of the bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   Certain of the bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in Prospectus Part I. The delivery of any such bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such bonds during the interval between their purchase of Units and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all bonds in the portfolios including "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for Units.

   Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to bonds in a Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each Trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

                            Puerto Rico Risk Factors

   Your Trust may significantly invest in bonds issued by issuers located in Puerto Rico. Accordingly, an investment in such a Trust should be made with an understanding of the general risks associated with the Commonwealth of Puerto Rico.

   Geographic Location and Demography. The Commonwealth of Puerto Rico ("Puerto Rico" or, the "Commonwealth") is the fourth largest of the Caribbean islands and is located approximately 1,600 miles Southeast of New York. It is approximately 100 miles long and 35 miles wide. According to the United States Census Bureau, the population of Puerto Rico was approximately 3,800,000 in 2000, compared to 3,522,000 in 1990. However, the Puerto Rico Planning Board (the "Planning Board") estimates that as of July 2005, the population will be approximately 3,889,000.

   Relationship with the United States. Puerto Rico came under the sovereignty of the United States with the signing of the Treaty of Paris on December 10, 1898, at the conclusion of the Spanish-American War. Puerto Ricans became citizens of the United States in 1917, by virtue of the Jones Act, approved by the Congress of the United States. In 1950, the Congress of the United States enacted Public Law 600 in order to provide for an increased Puerto Rican self-government. This law set forth the political, economic and fiscal relationship between Puerto Rico and the United States. It also provided for the drafting and adoption of a local constitution on July 25, 1952.

   The Constitution of Puerto Rico was drafted by a Constituent Commission, approved in a special referendum by the people of Puerto Rico, amended and ratified by the United States Congress, and subsequently approved by the President of the United States. The official designation of the Government or body politic has henceforth been "Estado Libre Asociado", which literally translates to "Free Associated State", and has been called "Commonwealth" by the United States Government.

   The United States and the Commonwealth of share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as any of the fifty states of the United States. However, it differs from the states in its relationship with the United States federal government. The people of Puerto Rico are citizens of the United States but do not vote in national elections (they can only vote in local (Puerto Rico) elections). The people of the Commonwealth are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives and limited voting power. Puerto Rico is a self-governing commonwealth in association with the United States. The chief of state of the Commonwealth is the President of the United States. The head of government is an elected Governor. There are two legislative chambers: the House of Representatives, 51 seats, and the Senate, 27 seats.

   While Puerto Rico has authority over its internal affairs, the United States controls interstate trade, foreign relations and commerce, customs administration, control of air, land and sea, immigration and emigration, nationality and citizenship, currency, maritime laws, military service, military bases, army, navy and air force, declaration of war, constitutionality of laws, jurisdictions and legal procedures, treaties, radio and television communications, agriculture, mining and minerals, highways, postal system; social security, and other areas generally controlled by the federal government in the United States. Puerto Rican institutions control internal affairs unless U.S. law is involved, as in matters of public health and pollution. The major differences between Puerto Rico and the 50 states are its local taxation system and exemption from Internal Revenue Code, its lack of voting representation in either house of the U.S. Congress, the ineligibility of Puerto Ricans to vote in presidential elections, and its lack of assignation of some revenues reserved for the states.

   Economy. The Commonwealth has established policies and programs directed principally at developing the manufacturing and services sectors of the economy and expanding and modernizing the Commonwealth's infrastructure. Domestic and foreign investment have been stimulated by selective tax exemptions, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities. Economic progress has been aided by significant increases in the levels of education and occupational skills of the Commonwealth's population.

   The economy of Puerto Rico is closely linked to the United States economy. The following exogenous variables are affected by the United States economy: exports, direct investment, transfer payments, interest rates, inflation and tourist expenditures. During fiscal year 2002 (July 2001 through June 2002), approximately 89% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 50% of Puerto Rico's imports.

   Puerto Rico enjoyed almost two decades of economic expansion through fiscal year 2001. Almost every sector of the economy participated, and record levels of employment were achieved. Factors behind this expansion included government-sponsored economic development programs, periodic declines in the value of the United States dollar, increased in the level of federal transfers, a significant expansion in construction investment driven by infrastructure projects and private investment, primarily in housing, the relatively low cost of borrowing and low oil prices. In fiscal year 2002, however, preliminary Planning Board figures indicate that the economy of Puerto Rico registered a decline of .2% in real gross product.

   The dominant sectors of the Puerto Rico economy are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of increased emphasis on higher wage, high technology industries, such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments and certain high technology machinery and equipment. The service sector, including finance, insurance, real estate, wholesale and retail trade and tourism, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment.

   Puerto Rico is heavily dependent on oil imports for the production of electricity. As a result of the construction of two cogeneration plants, however, one of which is fueled by liquefied natural gas and the other by coal, Puerto Rico's dependence on oil imports for the production of electricity has been reduced from 99% to 72%.

   The Commonwealth's gross product in fiscal year 2002 was $45.2 billion. This represents an increase in gross product of 28.7% from fiscal year 1998. Since fiscal year 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal year 2002, aggregate personal income was $42.6 billion and personal income per capita was $11,069.

   According to the Department of Labor and Human Resources Household Employment Survey (the "Survey"), average employment increased from 1,137,000 in fiscal year 1998 to 1,169,600 in fiscal year 2002. Average unemployment rate decreased from 13.6% in fiscal year 1998 to 12% in fiscal year 2002.

   According to the Survey, during the first seven months in fiscal year 2003, total monthly seasonally adjusted employment averaged 1,201,600 compared to 1,159,100 in the same period of fiscal year 2002, an increase of 3.7%. Notwithstanding this increase in average monthly employment, due to a higher labor participation rate and a significant increase in the civilian population aged 16 years and over, the unemployment rate increased to 12% during the first seven months of fiscal year 2003 from 11.6% during the same period of fiscal year 2002. Total employment for January 2003 was 1,225,000, an increase of 22,000 compared to the same month in 2002.

   The Planning Board's real gross domestic product forecast for fiscal year 2003, made in February 2003, projects an increase of 1.7%.

   Incentives under the United States Tax Code. United States corporations operating in Puerto Rico have been subject to special tax provisions since the Revenue Act of 1921. Prior to the enactment of the Tax Reform Act of 1976, under
Section 931 of the Internal Revenue Code, as amended (the "Code"), United States corporations operating in Puerto Rico (and meeting certain source of income tests) were taxed only on income arising from sources within the United States.

   The Tax Reform Act of 1976 created Section 936 of the Code, which revised the tax treatment of United States corporations operating in Puerto Rico by taxing such corporations on their worldwide income in a manner similar to that applicable to any other United States corporation but providing such corporations a full credit for the federal tax on their business and qualified investment income in Puerto Rico. The credit provided an effective 100% federal tax exemption for operating and qualifying investment income from Puerto Rico sources.

   As a result of amendments to Section 936 made in 1996 (the "1996 Amendments"), the tax credit is being phased out over a ten-year period for companies that were operating in Puerto Rico in 1995 and is no longer available for corporations that establish operations in Puerto Rico after October 13, 1995. The 1996 Amendments also eliminated the credit previously available for income derived from certain qualified investments in Puerto Rico.

   The 1996 Amendments added Section 30A to the Code. Section 30A permits a "qualifying domestic corporation" ("QDC") that meets certain gross income tests to claim a credit (the "Section 30A Credit") against federal income tax imposed on taxable income derived from sources outside the United States from the active conduct of a trade or business in Puerto Rico or from the sale of substantially all the assets used in such business ("Possession Income"). The Section 30A Credit will not be available for taxable years commencing after 2005.

   The Section 30A Credit is limited to the sum of (i) 60% of qualified possession wages as defined in the Code, which includes wages up to 85% of the maximum earnings subject to the OASDI portion of Social Security taxes plus an allowance for fringe benefits of 15% of qualified possession wages, (ii) a specified percentage of depreciation deductions ranging between 15% and 65%, based on the class life of tangible property and (iii) a portion of Puerto Rico income taxes paid by the QDC, up to a 9% effective rate (but only if the QDC does not elect the profit-split method for allocating income from intangible property).

   In the case of taxable years beginning after December 31, 2001, the amount of Possession Income that qualifies for the Section 30A Credit is subject to a cap based on the QDC's Possession Income for an average adjusted base period ending before October 14, 1995.

   Under Section 936 of the Code, as amended by the 1996 Amendments, United States corporations that meet certain requirements and elect its application ("Section 936 Corporations") are entitled to credit against their United States corporate income tax the portion of such tax attributable to income derived from the active conduct of a trade or business within Puerto Rico and from the sale or exchange of substantially all assets used in the active conduct of such trade or business.

   Under Section 936, a Section 936 Corporation may elect to compute its active business income, eligible for the Section 936 credit, under one of three formulas: (i) a cost-sharing formula, whereby it is allowed to claim all profits attributable to manufacturing intangibles and other functions carried out in Puerto Rico provided it makes a cost sharing payment in the amount required under Section 936; (ii) a profit-split formula, whereby it is allowed to claim 50% of the combined net income of its affiliated group from the sale of products manufactured in Puerto Rico; or (iii) a cost-plus formula, whereby it is allowed to claim a reasonable profit on the manufacturing costs incurred in Puerto Rico.

   The Section 936 credit is now only available to companies that were operating in Puerto Rico on October 13, 1995, and had elected the percentage of income credit provided by Section 936. Such percentage of income credit is equal to 40% of the federal income tax otherwise imposable on the Puerto Rico active business income or derived from the sale or exchange of substantially all assets used in such business.

   In the case of taxable years beginning on or after 1998, the Possession Income subject to the Section 936 credit is subject to a cap based on the
Section 936 Corporation's Possession Income for an average adjusted base period ending on October 14, 1995. The Section 936 credit is eliminated for taxable years commencing after 2005.

   One of the elements of the Commonwealth's new economic development plan involves amending the Code to provide a new tax regime applicable to United States-based businesses that have operations in Puerto Rico or other United States possessions. A proposal to amend the Code in this regard put forth by the Governor of Puerto Rico has broad bi-partisan support in both the United States Senate and the House of Representatives.

   The proposal would amend the Code as follows: (i) Sections 30A and 936 would be allowed to expire according to their terms; (ii) Section 956 would be amended to exclude from current U.S. tax 90% of the otherwise taxable investments in certain U.S. property made by a "Qualified CFC" out of its "Qualified Income";
(iii) as an alternative to the Section 956 exclusion, Section 245 would be amended to allow an 85% dividends received deduction with respect to dividends paid out of Qualified Income by the Qualified CFC; and (iv) the investment in United States properties by the QFC out of its Qualified Income will not be subject to the imputation of interest nor to the treatment as a constructive dividend.

   A "Qualified CFC" would be defined under the Code as a controlled foreign corporation which is created or organized under the laws of the Commonwealth or a possession of the United States. "Qualified Income" would be limited to that portion of the Qualified CFC's foreign source income that is derived from the active conduct by the Qualified CFC of a trade or business in Puerto Rico (or a possession of the United States) or from the sale or exchange of substantially all the assets used by the Qualified CFC in the active conduct of such a trade or business. The proposed Section 956 exclusion would be applicable only to income that is eligible for deferral under general United States tax principles.

   The legislative process for consideration of this proposal is in the early stages and, thus, it is not possible at this time to determine whether the proposal will be enacted into law or what amendments, if any may be made to it.

   Debt and, Revenues and Expenditures. The Constitution of Puerto Rico limits the amount of general obligation (full faith and credit) debt that can be issued or guaranteed by the Commonwealth. The Commonwealth's policy has been and continues to be to maintain the amount of such debt prudently below the constitutional limitation. Direct debt of the Commonwealth is supported by Commonwealth taxes. Debt of municipalities of the Commonwealth, other than bond anticipation notes, is supported by real and personal property taxes and municipal license taxes. As of December 31, 2002, total public sector debt of the Commonwealth (in thousands) was equal to $30,461,988.

   General Fund total revenues for fiscal year 2002 were $7,502 million, representing an increase of $540 million, or 7.8%, from fiscal year 2001 revenues. Expenditures for fiscal year 2002 were $7,597.1, which was $131.4 million, or 1.8%, higher than the $7,465.7 million budgeted. The principal reasons for this difference were: (i) health reform costs of approximately $125 million; (ii) payroll and other costs of education of approximately $64.9 million; and (iii) public safety costs of approximately $66.5 million.

   Bond Ratings. All outstanding general obligation bonds of the Commonwealth are rated A- (with a negative outlook) by Standard & Poor's Ratings Services and Baa1 by Moody's Investor's Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local Puerto Rican issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Puerto Rico, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

   The information provided above is only a brief summary of the complex factors affecting the financial situation in Puerto Rico and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made as to the accuracy or completeness of any of the preceeding information. It is based in part on information obtained from Commonwealth and local agencies in Puerto Rico or contained in Official Statements for various Puerto Rico obligations.

                                    Insurance on the Bonds in the Insured Trusts
   Insurance has been obtained by each Insured Trust, by the issuer of bonds in an Insured Trust, by a prior owner of such bonds, or by the Sponsor prior to the deposit of such bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers are, if any, are set forth in the prospectus. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such bonds or the Sponsor and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a bond defaults in the payment of principal or interest on such bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such bond plus accrued interest to the date of such payment and thereby retire the bond from the affected Trust prior to such bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to bonds owned by and held in such Trust. In the event of a sale of any such bond by the Trustee, such insurance terminates as to such bond on the date of sale.

   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such bond (i.e., insurance to maturity of the bond regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such bond. Accordingly, any bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such bonds were sold on an uninsured basis. The insurance premium with respect to each bond eligible for Permanent Insurance would be determined based upon the insurability of each bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each bond.

   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted bonds or bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Termination of Trust Agreement" in Prospectus Part II).

   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted bonds and bonds which have a significant risk of default. Insurance obtained by the issuer of a bond is effective so long as such bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.

   Ambac Assurance Corporation ("Ambac Assurance"). Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to Ambac Assurance Corporation. The Insurance Policy of Ambac Assurance obtained by an Insured Trust is noncancelable and will continue in force for so long as the bonds described in the Insurance Policy are held by an Insured Trust. A monthly premium is paid by an Insured Trust for the Insurance Policy obtained by it. The Trustee will pay, when due, successively, the full amount of each installment of the insurance premium. Pursuant to a binding agreement with Ambac Assurance, in the event of a sale of a bond covered by the Ambac Assurance Insurance Policy, the Trustee has the right to obtain permanent insurance for such bond upon payment of a single predetermined premium from the proceeds of the sale of such bond.

   Under the terms of the Insurance Policy, Ambac Assurance agrees to pay to the Trustee that portion of the principal of and interest on the bonds insured by Ambac Assurance which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the bonds. The term "due for payment" means, when referring to the principal of a bond so insured, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a bond, the stated date for payment of interest.

   Ambac Assurance will make payment to the Trustee not later than thirty days after notice from the Trustee is received by Ambac Assurance that a nonpayment of principal or of interest on a bond has occurred, but not earlier that the date on which the bonds are due for payment. Ambac Assurance will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer in exchange for delivery of bonds, not less in face amount than the amount of the payment in bearer form, free and clear of all liens and encumbrances and uncancelled. In cases where bonds are issuable only in a form whereby principal is payable to registered holders or their assigns, Ambac Assurance shall pay principal only upon presentation and surrender of the unpaid bonds uncancelled and free of any adverse claim, together with an instrument of assignment in satisfactory form, so as to permit ownership of such bonds to be registered in the name of Ambac Assurance or its nominee. In cases where bonds are issuable only in a form whereby interest is payable to registered holders or their assigns, Ambac Assurance shall pay interest only upon presentation of proof that the claimant is the person entitled to the payment of interest of the bonds and delivery of an instrument of assignment, in satisfactory form, transferring to Ambac Assurance all right under such bonds to receive the interest of which the insurance payment was made.

   Ambac Assurance Corporation ("Ambac Assurance") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico and the U.S. Virgin Islands, with admitted assets of approximately $8,142,000,000 (unaudited) and statutory capital of approximately $4,824,000,000 (unaudited) as of June 30, 2004. Statutory capital consists of Ambac Assurance's policyholder's surplus and statutory contingency reserve. Standard & Poor's Credit Market Services, a Division of The McGraw-Hill Companies, Moody's Investors Service and Fitch Ratings have each assigned a triple-A financial strength rating to Ambac Assurance.

   The parent company of Ambac Assurance, Ambac Financial Group, Inc. (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including the Company. These reports, proxy statements and other information can be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005.

   Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York, 10004 and (212) 668-0340.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation" or "MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company (the "Company"). The Company is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has three branches, one in the Republic of France, one in the Republic of Singapore and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rate and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by MBIA, changes in control and transactions among affiliates. Additionally, MBIA is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

   As of December 31, 2003, MBIA had admitted assets of $9.9 billion (audited), total liabilities of $6.2 billion (audited), and total capital and surplus of $3.7 billion (audited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 2004, MBIA had admitted assets of $10.4 billion (unaudited), total liabilities of $6.7 billion (unaudited), and total capital and surplus of $3.7 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

   Moody's Investors Service, Inc. rates the financial strength of MBIA "Aaa." Standard & Poor's, division of The McGraw-Hill Companies, Inc., rates the financial strength of MBIA "AAA". Fitch Ratings rates the financial strength of MBIA "AAA".

   The information relating to MBIA and its affiliates contained above has been furnished by MBIA. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Financial Guaranty Insurance Company. Financial Guaranty Insurance Company, a New York stock insurance corporation ("Financial Guaranty"), is a direct, wholly-owned subsidiary of FGIC Corporation, a Delaware corporation, and provides financial guaranty insurance for public finance and structured finance obligations. Financial Guaranty is licensed to engage in financial guaranty insurance in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico and, through a branch, in the United Kingdom.

   On December 18, 2003, an investor group consisting of The PMI Group, Inc. ("PMI"), affiliates of The Blackstone Group L.P. ("Blackstone"), affiliates of The Cypress Group L.L.C. ("Cypress") and affiliates of CIVC Partners L.P. ("CIVC") acquired FGIC Corporation (the "FGIC Acquisition") from a subsidiary of General Electric Cap[ital Corporation ("GE Capital"). PMI, Blackstone, Cypress and CIVC acquired approximately 42%, 23%, 23% and 7%, respectively, of FGIC Corporation's common stock. FGIC Corporation paid GE Capital approximately $284.3 million in pre-closing dividends from the proceeds of dividends it, in turn, had received from Financial Guaranty, and GE Capital retained approximately $234.6 million in liquidation preference of FGIC Corporation's convertible participating preferred stock and approximately 5% of FGIC Corporation's common stock. Neither FGIC Corporation nor any of its shareholders is obligated to pay any debts of Financial Guaranty or any claims under any insurance policy issued by Financial Guaranty.

   Financial Guaranty is subject to the insurance laws and regulations of the State of New York, where it is domiciled, including Article 69 of the New York Insurance Law ("Article 69"), a comprehensive financial guaranty insurance statue. Financial Guaranty is also subject to the insurance laws and regulations of all other jurisdictions in which it is licensed to transact insurance business. The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various insurance regulators, vary by jurisdiction, but generally require insurance companies to maintain minimum standards of business conduct and solvency, to meet certain financial tests, to comply with requirements concerning permitted investments and the use of policy forms and premium rates and to file quarterly and annual financial statements on the basis of statutory accounting principles ("SAP") and other reports. In addition, Article 69, among other things, limits the business of each financial guaranty insurer, including Financial Guaranty, to financial guaranty insurance and certain related lines.

   For the nine months ended September 30, 2004, and the years ended December 31, 2003 and December 31, 2002, Financial Guaranty had written directly or assumed through reinsurance, guaranties of approximately $43.5 billion, $42.4 billion and $47.9 billion par value of securities, respectively (of which approximately 57%, 79% and 80%, respectively, constituted guaranties of municipal bonds), for which it had collected gross premiums of approximately $250.7 million, $260.3 million and $232.6 million, respectively. For the nine months ended September 30, 2004, Financial Guaranty had reinsured, through facultative arrangements, approximately 0.1% of the risks it had written.

   As of September 30, 2004, Financial Guaranty had net admitted assets of approximately $3.015 billion, total liabilities of approximately $1.877 billion, and total capital and policyholders' surplus of approximately $1.138 billion, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

   Financial Guaranty prepares quarterly and annual financials statements on the basis of generally accepted accounting principles ("GAAP"). Copies of Financial Guaranty's most recent GAAP and SAP financial statements are available upon request to: Financial Guaranty Insurance Company, 125 Park Avenue, New York, NY 10017, Attention: Corporate Communications Department. Financial Guaranty's telephone number is (212) 312-3000.

   The financial strength of Financial Guaranty is rated "AAA" by Standards & Poor's, a Division of The McGraw-Hill Companies, Inc., "Aaa" by Moody's Investors Service and "AAA" by Fitch Ratings.

   The information relating to Financial Guaranty and its affiliates contained above has been furnished by Financial Guaranty. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Financial Security Assurance Inc. Financial Security Assurance Inc. ("Financial Security") is a is a New York domiciled financial guaranty insurance company and a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"). Holdings is an indirect subsidiary of Dexia, S.A., a publicly held Belgian corporation, and of Dexia Credit Local, a direct wholly-owned subsidiary of Dexia, S.A. Dexia S.A., through its bank subsidiaries, is primarily engaged in the business of public finance, banking and asset management in France, Belgium and other European countries. No shareholder of Holdings or Financial Security is liable for the obligations of Financial Security.

   At September 30, 2004, Financial Security's total policyholders' surplus and contingency reserves were approximately $2,255,933,000 and its total unearned premium reserve was approximately $1,561,771,000 in accordance with statutory accounting practices. At September 30, 2004, Financial Security's total shareholder's equity was approximately $2,612,989,000 and its total net unearned premium reserve was approximately $1,286,985,000 in accordance with generally accepted accounting principles.

   The information relating to Financial Security and its affiliates contained above has been furnished by Financial Services. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   XL Capital Assurance Inc. ("XLCA") is a monoline financial guaranty insurance company incorporated under the laws of the State of New York. XLCA is currently licensed to do insurance business in, and is subject to the insurance regulation and supervision by, the State of New York, forty-six other states, the District of Columbia, Puerto Rico and Singapore. XLCA has license applications pending, or intends to file an application, in each of those states in which it is not currently licensed.

   XLCA is an indirect wholly owned subsidiary of XL Capital Ltd, a Cayman Islands corporation ("XL Capital Ltd"). Through its subsidiaries, XL Capital Ltd is a leading provider of insurance and reinsurance coverages and financial products to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. The common stock of XL Capital Ltd is publicly traded in the United States and listed on the New York Stock Exchange (NYSE: XL). XL Capital Ltd is not obligated to pay the debts of or claims against XLCA.

   XLCA was formerly known as The London Assurance of America Inc. ("London"), which was incorporated on July 25, 1991 under the laws of the State of New York. On February 22, 2001, XL Reinsurance America Inc. ("XL Re") acquired 100% of the stock of London. XL Re merged its former financial guaranty subsidiary, known as XL Capital Assurance Inc. (formed September 13, 1999) with and into London, with London as the surviving entity. London immediately changed its name to XL Capital Assurance Inc. All previous business of London was 100% reinsured to Royal Indemnity Company, the previous owner at the time of acquisition.

   XLCA has entered into a facultative quota share reinsurance agreement with XL Financial Assurance Ltd ("XLFA"), an insurance company organized under the laws of Bermuda, and an affiliate of XLCA. Pursuant to this reinsurance agreement, XLCA expects to cede up to 90% of its business to XLFA. XLCA may also cede reinsurance to third parties on a transaction-specific basis, which cessions may be any or a combination of quota share, first loss or excess of loss. Such reinsurance is used by XLCA as a risk management device and to comply with statutory and rating agency requirements and does not alter or XLCA's obligations under any financial guaranty insurance policy. With respect to any transaction insured by XLCA, the percentage of risk ceded to XLFA may be less than 90% depending on certain factors including, without limitation, whether XLCA has obtained third party reinsurance covering the risk. As a result, there can be no assurance as to the percentage reinsured by XLFA of any given financial guaranty insurance policy issued by XLCA, including the Certificate Insurance Policy.

   Based on the audited financials of XLFA, as of December 31, 2003, XLFA had total assets, liabilities, redeemable preferred shares and shareholders' equity of $831,762,000, $401,123,000, $39,000,000 and $391,639,000, respectively, determined in accordance with generally accepted accounting principles in the United States. XLFA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by S&P and Fitch Inc. In addition, XLFA has obtained a financial enhancement rating of "AAA" from S&P.

   The obligations of XLFA to XLCA under the reinsurance agreement described above are unconditionally guaranteed by XL Insurance (Bermuda) Ltd ("XLI"), a Bermuda company and one of the world's leading excess commercial insurers. XLI is a wholly owned indirect subsidiary of XL Capital Ltd. In addition to A.M. Best's rating of "A+" (Negative Outlook), XLI's insurance financial strength rating is "Aa2" by Moody's, "AA-" by Standard & Poor's and "AA" by Fitch.

   XLCA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by Standard & Poor's and Fitch, Inc. ("Fitch"). In addition, XLCA has obtained a financial enhancement rating of "AAA" from Standard & Poor's. These ratings reflect Moody's, Standard & Poor's and Fitch's current assessment of XLCA's creditworthiness and claims-paying ability as well as the reinsurance arrangement with XLFA described above.

   Based on the audited statutory financial statements for XLCA as of December 31, 2002 filed with the State of New York Insurance Department, XLCA has total admitted assets of $180,993,189, total liabilities of $58,685,217 and total capital and surplus of $122,307,972 determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities ("SAP"). Based on the audited statutory financial statements for XLCA as of December 31, 2003 filed with the State of New York Insurance Department, XLCA has total admitted assets of $329,701,823, total liabilities of $121,635,535 and total capital and surplus of $208,066,288 determined in accordance with SAP.

   XLCA is regulated by the Superintendent of Insurance of the State of New York. In addition, XLCA is subject to regulation by the insurance laws and regulations of the other jurisdictions in which it is licensed. As a financial guaranty insurance company licensed in the State of New York, XLCA is subject to
Article 69 of the New York Insurance Law, which, among other things, limits the business of each insurer to financial guaranty insurance and related lines, prescribes minimum standards of solvency, including minimum capital requirements, establishes contingency, loss and unearned premium reserve requirements, requires the maintenance of minimum surplus to policyholders and limits the aggregate amount of insurance which may be written and the maximum size of any single risk exposure which may be assumed. XLCA is also required to file detailed annual financial statements with the New York Insurance Department and similar supervisory agencies in each of the other jurisdictions in which it is licensed.

   The extent of state insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing permitted investments and governing the payment of dividends, transactions with affiliates, mergers, consolidations, acquisitions or sales of assets and incurrence of liabilities for borrowings.

   The information relating to XLCA and its affiliates contained above has been furnished by XLCA. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   CDC IXIS Financial Guaranty North America, Inc. ("CFIGNA") is a monoline financial guaranty insurance company incorporated under the laws of the State of New York, with its principal place of business in New York City.

   The claims-paying ability (also referred to as its financial strength) of CIFGNA is rated "AAA" by Fitch, "Aaa" by Moody's, and "AAA" by Standard and Poor's, the highest rating assigned by each such rating agency. Each rating of CIFGNA should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of CIFGNA and its ability to pay claims on its policies of insurance based upon, among other factors, the adequacy of the net worth maintenance and reinsurance agreements provided by CIFGNA described below. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency. The above ratings are not recommendations to buy, sell or hold CIFGNA insured bonds, and such ratings may be subject to revision or withdrawal at any time by the Rating Agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the CIFGNA insured bonds. CIFGNA does not guarantee the market price of bonds nor does it guaranty that the ratings on bonds will not be revised or withdrawn.

   CIFGNA is licensed and subject to regulation as a financial guaranty insurance corporation under the laws of the State of New York, its state of domicile, and is licensed to do business in over 40 jurisdictions. CIFGNA is subject to Article 69 of the New York Insurance Law which, among other things, limits the business of such insurers to financial guaranty insurance and related lines, requires that each such insurer maintain a minimum surplus to policyholders, establishes contingency, loss and unearned premium reserve requirements for each such insurer, and limits the size of individual transactions ("single risks") and the volume of transactions ("aggregate risks") that may be underwritten by such insurers. Other provisions of the New York Insurance Law applicable to non-life insurance companies such as CIFGNA regulate, among other things, permitted investments, payment of dividends, transactions with affiliates, mergers, consolidations, acquisitions or sales of assets and incurrence of liabilities for borrowings. CIFGNA is required to file quarterly and annual statutory financial statements with the New York State Insurance Department ("NYSID") and is subject to statutory restrictions concerning the types and quality of its investments and the filing and use of policy forms and premium rates. Additionally, CIFGNA's accounts and operations are subject to periodic examination by the NYSID.

   THE INSURANCE PROVIDED BY CIFGNA IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED BY THE INSURANCE LAWS OF THE STATE OF NEW YORK.

   In addition to its capital and surplus as set forth below, CIFGNA is supported by a net worth maintenance agreement from its indirect parent, CDC IXIS Financial Guaranty, a French reinsurance corporation ("CIFG"). The net worth maintenance agreement provides that CIFG will maintain CIFGNA's U.S. statutory capital and surplus at no less than $80 million. In addition, through a facultative reinsurance agreement, CIFGNA may cede up to 90% of its exposure on each transaction to CIFG; however, the facultative reinsurance agreement does not require that CIFG reinsure its exposure under any transaction. CIFG's claims-paying ability is rated "Aaa" by Moodys, "AAA" by Standard & Poor's and "AAA" by Fitch, the highest rating assigned by each such Rating Agency. Notwithstanding these net worth maintenance and reinsurance agreements, the holders of bonds insured by CIFGNA will have direct recourse against CIFGNA only, and neither CIFG nor any other affiliate of CIFGNA will be directly liable to the holders of such bonds.

   The following table sets forth the capitalization of CIFGNA as of September 30, 2004, on the basis of accounting principles prescribed or permitted by the NYSID (in thousands):

         Common capital stock                              $ 19,700
         Gross paid in and contributed surplus              110,925
         Unassigned funds (retained deficit)                (37,406)
                                                          ---------
         Surplus as regards policyholders                  $ 93,219
                                                          =========

   Audited financial statements of CIFGNA as of December 31, 2003, prepared in accordance with statutory accounting principles applicable to insurance companies, may be obtained by writing to CIFGNA at 825 Third Avenue, 6th Floor, New York, New York 10022, Attention: Finance Department. The toll-free telephone number of CIFGNA is (866) CIFG 212.

   The extent of state insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing permitted investments and governing the payment of dividends, transactions with affiliates, mergers, consolidations, acquisitions or sales of assets and incurrence of liabilities for borrowings.

   In order to be in an Insured Trust, bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the bonds in the portfolios of the Insured Trusts are insured either by the respective Trust or by the issuer of the bonds, by a prior owner of such bonds or by the Sponsor prior to the deposit of such bonds in a Trust.

   An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the bonds in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's. In selecting such bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

   In the event of nonpayment of interest or principal, when due, in respect of a bond, a Portfolio Insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

   The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler LLP, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status" in Prospectus Part II.

   Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            Portfolio Administration

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts and Investment Grade Municipal Trusts, may direct the Trustee to dispose of bonds if the Supervisor determines that there exists any default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Supervisor the retention of such bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, the overall quality of the bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus
Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any securities other than the bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted bond and not be liable for any depreciation or loss thereby incurred.

                               Sponsor Information

     Van Kampen Funds Inc. is the Sponsor of the Trusts. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $98 billion under management or supervision as of February 28, 2005. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of February 28, 2005, the total stockholders' equity of Van Kampen Funds Inc. was $235,349,973 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               Trustee Information

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the certificates issued by the Trusts to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       Termination of the Trust Agreement

   A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an Investment Grade Municipal, an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of Strategic Municipal, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trust. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any bond or bonds if retention of such bond or bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a bond or bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted bond or bonds become due and applicable insurance proceeds have been received by the Trustee.

                             Description of Ratings

   Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's long-term debt obligation credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific debt obligation. This opinion of creditworthiness may take into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.

   The long-term debt obligation credit ratings are not a recommendation to purchase, sell or hold the debt obligation, inasmuch as they do not comment as to market price or suitablility for a particular investor.

   The long-term debt obligation credit ratings are based on current information furnished by the obligor or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   The long-term debt obligation credit ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

     II.  Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   The credit rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinate obligations, secured and unsecured obligations or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

   AAA--An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   r--This symbol is attached to the ratings of instruments with significant non-credit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

   N.R.--This indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular obligation as a matter of policy.

   Moody's Investors Service. Moody's municipal ratings are opinions of the investment quality of issuers and issues in the US municipal and tax-exempt markets. As such, these ratings incorporate Moody's assessment of the default probability and loss severity of these issuers and issues. The default and loss content for Moody's municipal long-term rating scale differs from Moody's general long-term rating scale.

   Municipal ratings are based upon the analysis of four primary factors relating to municipal finance: economy, debt, finances, and administration/management strategies. Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality's ability to repay its debt.

   Aaa--Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Aa--Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   A--Issuers or issues rated A present above-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Baa--Issuers or issues rated Baa represent average creditworthiness relative to other US municipal or tax- exempt issuers or issues.

   Obligations rated "Ba," "B," "Caa," "Ca" and "C" are regarded as having significant speculative characteristics. "Ba" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

               Equivalent Taxable Estimated Current Return Tables

   As of the date of the Prospectus Part I, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published marginal Federal and State tax rates (where applicable) scheduled to be in effect in 2005. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $145,950. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 39.63 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 36.05 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of Federal tax legislation.



MICHIGAN

              Taxable Income                                       Tax-Exempt Estimated Current Return
     ----------------------------------        ---------------------------------------------------------------------------
          Single           Joint               Tax       3 1/2%       4%       4 1/2%      5%      5 1/2%     6%     6 1/2%
          Return          Return               Rate            Equivalent Taxable Estimated Current Return
     ------------------------------------------------------------------------------------------------------------------------

   $       0 - 7,300 $      0 - 14,600          13.5%       4.05%     4.62%     5.20%     5.78%     6.36%    6.94%      7.51%
      7,300 - 29,700   14,600 - 59,400          18.3        4.28      4.90      5.51      6.12      6.73     7.34       7.96
     29,700 - 71,950  59,400 - 119,950          27.9        4.85      5.55      6.24      6.93      7.63     8.32       9.02
    71,950 - 150,150 119,950 - 182,800          30.8        5.06      5.78      6.50      7.23      7.95     8.67       9.39
   150,150 - 326,450 182,800 - 326,450          35.6        5.43      6.21      6.99      7.76      8.54     9.32      10.09
        Over 326,450      Over 326,450          37.5        5.60      6.40      7.20      8.00      8.80     9.60      10.40


NEW YORK (STATE ONLY)
              Taxable Income                                       Tax-Exempt Estimated Current Return
     ----------------------------------        ---------------------------------------------------------------------------
          Single           Joint          Tax      3 1/2%      4%      4 1/2%      5%      5 1/2%      6%       6 1/2%
          Return          Return         Rate*                  Equivalent Taxable Estimated Current Return
     ------------------------------------------------------------------------------------------------------------------------
   $       0 - 7,300 $      0 - 14,600      13.6%       4.05%     4.63%     5.21%     5.79%     6.37%    6.94%      7.52%
      7,300 - 29,700   14,600 - 59,400      20.8        4.42      5.05      5.68      6.31      6.94     7.58       8.21
     29,700 - 71,950  59,400 - 119,950      30.1        5.01      5.72      6.44      7.15      7.87     8.58       9.30
    71,950 - 150,150 119,950 - 182,800      33.2        5.24      5.99      6.74      7.49      8.23     8.98       9.73
   150,150 - 326,450 182,800 - 326,450      37.9        5.64      6.44      7.25      8.05      8.86     9.66      10.47
        Over 326,450      Over 326,450      40.0        5.83      6.67      7.50      8.33      9.17    10.00      10.83


-----------------
 * The table includes Federal and New York State income taxes. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income.


NEW YORK (STATE AND CITY)
              Taxable Income                                       Tax-Exempt Estimated Current Return
     ----------------------------------        ---------------------------------------------------------------------------
          Single           Joint             Tax      3 1/2%      4%      4 1/2%      5%      5 1/2%      6%       6 1/2%
          Return          Return            Rate*                  Equivalent Taxable Estimated Current Return
     ----------------------------------------------------------------------------------------------------------------------
   $       0 - 7,300 $      0 - 14,600      16.2%       4.18%     4.77%     5.37%     5.97%     6.56%    7.16%      7.76%
      7,300 - 29,700   14,600 - 59,400      23.9        4.60      5.26      5.91      6.57      7.23     7.88       8.54
     29,700 - 71,950  59,400 - 119,950      32.9        5.22      5.96      6.71      7.45      8.20     8.94       9.69
    71,950 - 150,150 119,950 - 182,800      36.1        5.48      6.26      7.04      7.85      8.61     9.39      10.17
   150,150 - 326,450 182,800 - 326,450      40.6        5.84      6.73      7.58      8.42      9.26    10.10      10.94
        Over 326,450      Over 326,450      42.9        6.13      7.01      7.88      8.76      9.63    10.51      11.38

-----------------
 * The table includes Federal, New York State and New York City income taxes. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income.

FEDERAL


              Taxable Income                                       Tax-Exempt Estimated Current Return
     ----------------------------------        ---------------------------------------------------------------------------
          Single           Joint           Tax      3 1/2%       4%     4 1/2%       5%     5 1/2%       6%     6 1/2%
          Return          Return          Rate                 Equivalent Taxable Estimated Current Return
     ---------------------------------------------------------------------------------------------------------------------

   $       0 - 7,300 $     0 - 14,600       10.0%       3.89%     4.44%     5.00%     5.56%     6.11%    6.67%      7.22%
      7,300 - 29,700  14,600 - 59,400       15.0        4.12      4.71      5.29      5.88      6.47     7.06       7.65
     29,700 - 71,950 59,400 - 119,950       25.0        4.67      5.33      6.00      6.67      7.33     8.00       8.67
    71,950 - 150,150 119,950 - 182,800      28.0        4.86      5.56      6.25      6.94      7.64     8.33       9.03
   150,150 - 326,450 182,800 - 326,450      33.0        5.22      5.97      6.72      7.46      8.21     8.96       9.70
        Over 326,450      Over 326,450      35.0        5.38      6.15      6.92      7.69      8.46     9.23      10.00



   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the prospectus.


                              Michigan Risk Factors

   Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. While the State's efforts to diversify its economy have proven successful, as reflected by the fact that the share of employment in the State in the durable goods sector has fallen from 33.1 percent in 1960 to 17.9 percent in 1990 and to 14.9 percent in 2000, durable goods manufacturing still represents a sizable portion of the State's economy.

   In September of 2000, Standard & Poor's raised its rating on the State's general obligation bonds to "AAA" but in December of 2003 downgraded that rating to "AA+". In October of 2000, Moody's Investors Service, Inc. raised the State's general obligation bond rating to "Aaa" but in November of 2003 reduced that rating to Aa1. In April, 1998, Fitch IBCA, Inc., raised its rating on the State's general obligation bonds to AA+. The State's general obligation bonds are rated AA by Standard & Poor's Corporation and Aa2 by Moody's Investor Services (confirmed June 1, 2005).

   The State's economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect State revenues and the financial impact on the local units of government in the areas in which plants are closed could be more severe. In addition, as described in the State's comprehensive annual financial report on file with the Nationally Recognized Municipal Securities Information Repositories, the State is party to a number of lawsuits and legal actions, some of which, if determined adversely to the State, could have a materially adverse impact on the State's finances.

   Consistent with the down-turn in the national economy, the State has been experiencing an economic slow-down, which has resulted in reductions in anticipated State revenues. On November 6, 2001, the State Legislature completed required approvals of an executive order presented by the Governor which reduced 2001-2002 appropriated State expenditures by approximately $540 million. The State Legislature also appropriated transfers from the Budget Stabilization Fund to avoid a deficit as of September 30, 2001 and September 30, 2002. These transfers reduced the balance in the Budget Stabalization Fund to approximately $145 million at September 30, 2002, and it is expected that the fund will reach a zero balance by September 30, 2003.

   In December of 2002, the Governor proposed and the legislature approved cuts of $462.9 million on the 2002-03 fiscal year general fund budget, including cuts of approximately 2.0% in the public university appropriations and 3.5% in state revenue sharing to local municipalities. The impact of the reduction on local units of government will vary depending on, among other factors, the percentage of their own budgets which comes from revenue sharing.

   On January 14, 2003, the State's revenue estimation conference predicted additional 2002-03 fiscal year shortfalls of approximately $143 million in the general fund and approximately $134 million in the school aid fund. In response, the Governor proposed and the legislature approved executive order cuts in state payments to local school districts of $134 million and cuts in general fund expenditures of $158.3 million, including an additional 1.5% cut in funding for the State's public universities.

   In the summer of 2003, the Governor and the legislature approved the budget for the 2003-04 fiscal year. The budget addressed a projected shortfall of approximately $1.9 billion through a combination of expenditure cuts and revenue increases. Appropriations to higher education and revenue sharing payments to local units of government were each cut. Basic school aid was restored to its original budgeted 2002-03 level, but categorical grants to schools were also reduced. In October of 2003, the State's revenue estimating conference projected an additional shortfall of $900 million in the 2003-04 revenues. In December of 2003 the Governor and the state legislature acted to close this gap with a combination of expenditure cuts and revenue increases. Included in the cuts were appropriations to higher education and basic school aid. Included in the revenue enhancements was a 6 month delay in the reduction from 4.0% to 3.9% in the State's income tax rate, originally scheduled for January 1, 2004.

   On May 18, 2004, representatives of the State's Treasury and legislative fiscal agencies predicted an additional shortfall in the 2003-04 fiscal year revenues and based on that prediction, the State Treasurer predicted a 2003-04 fiscal year budgetary imbalance of approximately $250 million. The projected 2003-04 budgetary imbalance was addressed through expenditure cuts and increased federal revenues. The Governor and the Legislature further reduced General Fund expenditures by about $93 million before the fiscal year ended on September 30, 2004. On December 29, 2004, the State closed its books for the 2003-04 fiscal year, and announced it had ended the year with a $74.1 million surplus in the School Aid Fund and with its General Fund in balance after making an $81.3 million transfer to the Budget Stabilization Fund.

   The Governor presented an executive budget for 2004-05 on February 12, 2004, which sought to address a projected shortfall of approximately $1.3 billion with a combination of expenditure cuts and revenue proposals. The adopted budget, as approved by the Legislature, includes spending cuts revenue increases and expenditure redirections and other fund shifts. Included in the expenditure cuts is a reduction in revenue sharing to Michigan's counties, to be made up by the shift in the collection date of counties' property taxes from the winter to the summer. Basic school aid payments have been restored to approximately the originally budgeted 2002-03 levels, but categorical grants to school districts have been reduced significantly.

   On February 10, 2005, the Governor submitted to the State Legislature an executive order cutting expenditures for the 2004-05 general fund budget by approximately $375 million, in response to reduced revenue projections from the State's revenue estimating conferences held in December 2004 and January 2005. The State Legislature rejected that order, however, and negotiations are continuing between the Governor and the Legislature regarding the methods to be used to eliminate the projected 2004-05 budget shortfall.

   On February 10, 2005, the Governor presented her executive budget for 2005-06, which, while based on increased revenue projections from 2004-05, still must address a projected $772 million shortfall in revenues required to meet projected expenditure requirements at current programmatic levels. The Governor's proposed budget would eliminate this gap primarily through expenditure cuts, with a relatively small amount of revenue enhancements. The State Legislature is currently working on the legislation required to implement the 2005-06 budget.

   In November of 1997, the State Legislature adopted legislation to provide for the funding of claims of local school districts, some of whom had alleged in a lawsuit, Durant v. State of Michigan, that the State had, over a period of years, paid less in school aid than required by the State's Constitution. Under this legislation, the State paid to school districts which were plaintiffs in the suit approximately $212 million from the Budget Stabilization Fund on April 15, 1998, and will be required to pay to other school districts an estimated amount of $632 million over time. Those payments, which commenced in fiscal year 1998-99, are being paid from the Budget Stabilization Fund and the General Fund, half in annual payments over 10 years and half in annual payments over 15 years.

   The Michigan Constitution of 1963 limits the amount of total revenues of the State raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the State's personal income for the prior calendar year. In the event that the State's total revenues exceed the limit by 1 percent or more, the Michigan Constitution of 1963 requires that the excess be refunded to taxpayers. In order to comply with this requirement, the State refunded approximately $113 million through income tax credits for the 1995 calendar year.

   On March 15, 1994, Michigan voters approved a school finance reform amendment to the State's Constitution which, among other things, increased the State sales tax rate from 4% to 6% and placed a cap on property assessment increases for all property taxes. Concurrent legislation cut the State's income tax rate from 4.6% to 4.4%, reduced some property taxes and altered local school funding sources to a combination of property taxes and state revenues. The legislation also contained other provisions that alter (and, in some cases, may reduce) the revenues of local units of government, and tax increment bonds could be particularly affected. While the ultimate impact of the constitutional amendment and related legislation under various economic conditions which may occur in the future cannot yet be accurately predicted, investors should be alert to the potential effect of such measures upon the operations and revenues of Michigan local units of government.

   The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the Michigan IM-IT and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the Michigan IM-IT, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the Michigan IMIT to pay interest on or principal of such bonds.

   The Michigan IM-IT is susceptible to political, economic or regulatory factors affecting issuers of Michigan municipal obligations (the "Michigan Municipal Obligations"). These include the possible adverse effects of certain Michigan constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in Michigan and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in Michigan or contained in Official Statements for various Michigan Municipal Obligations.

                              New York Risk Factors

   Economic Condition and Outlook. The national economy improved as 2003 progressed, and by mid-2004 the economic expansion was on firmer footing. The strengthening of the national economy has been beneficial for New York State and its export-oriented economy. On a seasonally adjusted basis, State employment began to grow and again during the summer of 2003. The recovery in the New York City economy has contributed to the State's economic improvement, and job growth has continued to be steady on Long Island and in the Hudson Valley during the first five months of 2004. Several major upstate metropolitan areas have experienced some recovery, although job losses continue in areas such as Buffalo and Elmira.

   The pace of the State's recent recovery has been relatively better than that of some other states. In the wake of the recession, the terrorist attacks, and the financial market downturn, New York State's employment performance deteriorated falling to a rank of 42nd in the nation in 2002. During 2003, though average annual State employment declined by 0.7%, the State's ranking rose to 37th in the nation. With employment up 0.3% in the first five months of 2004, the State's rank remains at 37th.

   Improvement on Wall Street has been a major factor in the recovery of both the City and State economies. The decline in the financial markets ended in 2003, as the Standard & Poor's 500 Stock Index advanced 20.2% for the year, although in the first five months of 2004 the gain has slowed to 2%. Securities industry growth has not yet resumed, but the rate of decline has slowed. By contrast, securities industry profits rebounded sharply, rising from $6.8 billion in 2002 to $16.8 billion in 2003 - the second highest level on record. As a result, year-end securities industry bonuses rose by almost 25% in 2003 after falling by about 33% in 2002 and more than 34% in 2001. Profits have remained strong in the first quarter of 2004, totaling $5.1 billion - an increase of 45% compared to the level one year earlier.

   Incomes in New York State are responding to the recovery in the financial markets and the higher Wall Street profits and bonuses. Personal income growth in New York State rose from 0.8% in 2002 to 2.6% in 2003, and to 5.5% in the first quarter of 2004 compared to the same period one year earlier. Nationally, personal income rose by 2.3% in 2002, 3.3% in 2003, and 5.2% in the first quarter of 2004. Compared to other states, income growth in New York State has rebounded faster than employment growth. New York's personal income gain ranked 23rd among the states in the first quarter of 2004, up from 46th in both 2002 and 2003.

   As the site of one of the terrorist attacks, the impact on New York State's economy was greater than in other parts of the nation. New York had lagged behind the recovery from the early 1990s recession, and it was only in recent years that the State's economic performance had improved. In the short run, the State's economy will go through a difficult period as the recovery slowly takes hold and spreads. New York City will reassert itself as a major center of commerce, and will benefit from reconstruction spending. Although the current recession will be followed by a new expansion, the strength of that expansion in New York State will be dependent on many factors. As the major engine of recent economic growth, the downstate economy is particularly dependent on the health of the financial industry, investments in transportation infrastructure, the ability of the education system to produce a skilled workforce, the availability of affordable housing, the cost and availability of energy, and the continued attractiveness of the region for both domestic migrants and international immigrants. Upstate, many regions continue to transition from manufacturing to service-based economies, and to face their own issues in education, housing, energy, and population. Finally, the fiscal stresses currently faced by many localities will have an impact on how policies that address important issues are resolved.

   General Government Results. An operating surplus of $3.0 billion is reported in the General Fund for fiscal year 2003-04. As a result, the General Fund now has an accumulated deficit of $281 million. The State completed its fiscal year ended March 31, 2004 with a combined Governmental Funds operating surplus of $3.2 billion as compared to a combined Governmental Funds operating deficit in the preceding fiscal year of $4.3 billion. The combined 2003-04 surplus of $3.2 billion included operating surpluses in the General Fund of $3.0 billion and Other Governmental Funds of $198 million. The State's financial position as shown in its Governmental Funds Balance Sheet as of March 31, 2004 includes a fund balance of $6.2 billion represented by liabilities of $19.7 billion and by assets available to liquidate such liabilities of $25.9 billion. The Governmental Funds balance includes a $281 million accumulated General Fund deficit.

   As the State completed the year, its governmental funds reported a combined fund balance of $6.2 billion. Included in this year's total change in fund balance is an operating surplus of $3.0 billion in the State's General Fund. The General Fund operating surplus is attributable to several factors including the sale of tobacco bonds which provided resources of $4.2 billion, an increase of $1.3 billion in personal income tax revenue, a $1.0 billion increase in consumption and use tax revenue, a $645 million increase in Federal grants and a $504 million increase in miscellaneous revenues offset by a $206 million decline in business and other taxes. Much of the increase in tax revenues is related to improvement in the national economy and tax increases enacted for personal income and sales taxes. The increase in General Fund revenues was offset by a $2.5 billion increase in expenditures. Local assistance expenditures increased by $2.2 billion due primarily to increased spending for medical assistance and income maintenance programs. State operations increased by $300 million due primarily to increased employer pension costs. The State ended the 2003-04 fiscal year with a General Fund accumulated deficit of $281 million. The reduction of the deficit primarily reflects the restoration of reserves as a result of the improving State economy and the sale of tobacco bonds from which the General Fund received a $4.2 billion benefit.

   Overall Financial Position. The State reported net assets of $41.2 billion, which was comprised of $60.5 billion in capital assets reported net of related debt, $4.3 billion in restricted net assets offset by an unrestricted net assets deficit of $23.6 billion. Net assets reported for governmental activities decreased by $3.3 billion form a year ago, decreasing form $42.4 billion to $39.1 billion. Unrestricted net assets, the part of net assets that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements, was a deficit of $24.0 billion at March 31, 2004. The deficit in unrestricted governmental net assets arose primarily because of the issuance of debt for purposes not resulting in a capital asset related to governmental activities. Such outstanding debt included securitizing the State's future tobacco settlement receipts ($4.8 billion), local aid payments for school education aid that were financed on a long-term basis by the Local Government Assistance Corporation ($4.6 billion), local highway and bridge projects ($2.7 billion), local mass transit projects ($2.4 billion), and a wide variety of grants and other expenditures not resulting in governmental capital assets ($6.5 billion). This deficit in unrestricted net assets of governmental activities can be expected to continue for as long as the State continues to have obligations outstanding for purposes other than the acquisition of governmental capital assets.

   Net assets for business-type activities decreased by 16.5%, $2.1 billion in 2004 compared to $2.5 billion in 2003. The decrease in net assets for business-type activities was caused primarily by unemployment benefit payments exceeding employer contributions and other revenues for the Unemployment Insurance Fund ($287 million) and CUNY Senior College operating expenses exceeding operating revenues and State support ($143 million). As of June 30, 2003, $8.0 billion in debt had been issued and was outstanding to finance capital assets of the State's colleges and universities.

   General Fund Budgetary Highlights. The original financial plan reported that the annual budget approved by the Legislature created a potential imbalance of $900 million in the General Fund before any possible positive impacts from new Federal aid or a fiscal management plan. Approximately $1.1 billion in temporary Federal aid eliminated the initial projected $900 million imbalance. New York's share of the national aid package consisted of a revenue sharing grant of $645 million and a temporary 2.95% increase in the Federal Medical Assistance Percentage that produced $506 million in General Fund savings.

   The State's fiscal year 2005 capital budget calls for it to spend another $6.7 billion for capital projects, of which $3.5 billion is for transportation projects. To pay for these capital projects the State plans to use $207 million in general obligation bond proceeds, $3.5 billion in other financing arrangements with public authorities, $1.8 billion in Federal funds, and $1.1 billion in funds on hand or received during the year.

   Debt Administration. There are a number of methods by which the State may incur debt. The State has obtained long-term financing in the form of voter-approved General Obligation debt (voter approved debt) and other obligations for which voter approval is not needed and has not otherwise been sought (non-voter approved debt). Non-voter approved long-term financing includes debt obligations the State pays pursuant to contractual obligations it entered into with the issuer. Such obligations include certain bonds issued through state public authorities, certificates of participation, and capital leases obtained through vendors. The State administers its long-term financing needs as a single portfolio of state-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by the State's Governmental Activities--thus it is not expected to be repaid from resources generated by business-type activities. The State finance law allows for the bonded portion of this single combined debt portfolio--which includes debt reported in both governmental and business-type activities combined--to include variable rate securities equal to 15% of total bonds outstanding and interest rate exchange agreements (Swaps) equal to 15% of total bonds outstanding. At March 31, 2004 the State had $1.9 billion in State-supported variable rate bonds outstanding and $5.5 billion in variable rate bonds outstanding that are subject to swap agreements resulting in effective fixed rates, subject to certain risks. In addition, the State had $2.4 billion in convertible bonds that, at various dates in the future, can remain in a fixed rate mode, at new fixed rates to be established at future mandatory tender dates, or convert to a variable rate. At March 31, 2004, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 4.7% of the State-supported bonded debt portfolio. At March 31, 2004 the State had $46.9 billion in bonds, notes, and other financing agreements outstanding compared with $39.3 billion last year, an increase of $7.6 billion.

   The State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. The State may issue short-term debt without voter approval in anticipation of the receipt of tax and revenues or proceeds from duly authorized but not issued general obligation bonds. The State Finance Law, through the Debt Reform Act of 2000 (the Act), also imposes phased-in caps on new debt issued and related debt service costs. The Act also limits the use of debt to capital works and purposes, and establishes a maximum length of term for repayment of 30 years. The Act applies to all State-supported debt but does not require that the capital works or projects be limited to State-owned projects. Debt issued prior to the Act and State-related debt including the Tobacco Revenue Bonds issued subsequent to the date of the financial statements to finance a portion of last year's budgetary deficit are not subject to the Act.

   The construction of certain State office buildings, campus facilities, and other public facilities has been financed through bonds and notes issued by public benefit corporations or local governments pursuant to lease/purchase agreements with the State. These lease/purchase contracts are capital leases for which the State's rental payments over the duration of the agreements constitute long-term liabilities. The amount included in obligations under lease/purchase and other financing arrangements consists of total future principal payments and equals the outstanding balance of the related bonds and notes. Reporting relative to capitalized interest is also not included for leased capital assets.

   Bond Ratings. The State's general obligation bonds are rated AA (with a stable outlook) by Standard and Poor's Corporation and A1 by Moody's Investors Services (confirmed on June 1, 2005). There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   Risk Management. The State does not insure its buildings or their contents against theft, fire or other risks and does not insure its automobiles against the possibility of bodily injury and property damage. However, the State does have fidelity insurance on State employees. Workers' compensation coverage is provided on a self-insurance basis.

   Litigation. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of State and Federal laws.

   Included in the State's outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs primarily involving the State's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

   Actions commenced by several Indian nations which include the St. Regis Mohawk Indian Nation, the Oneida Indian Nation and the Cayuga Indian Nation claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of thousands of acres of land as well as compensatory and punitive damages.

   In addition, the State is party to other claims and litigation that its legal counsel has advised are not probable of adverse court decisions. Although the amounts of potential losses, if any, are not presently determinable, it is the State's opinion that its ultimate liability in these cases is not expected to have a material adverse effect on the State's financial position.

   The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the New York IM-IT and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the New York IM-IT, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the New York IM-IT to pay interest on or principal of such bonds.

   The New York IM-IT is susceptible to political, economic or regulatory factors affecting issuers of New York municipal obligations (the "New York Municipal Obligations"). These include the possible adverse effects of certain New York constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in New York or contained in Official Statements for various New York Municipal Obligations.


                       Estimated Cash Flows to Unitholders

   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.



   MICHIGAN

      Monthly

                                                       Estimated                 Estimated               Estimated
               Distribution Dates                      Interest                  Principal                 Total
                  (Each Month)                       Distribution              Distribution            Distribution
      ------------------------------------------------------------------------------------------  ----------------------

      July         2005                                  $ 3.81                                          $  3.81
      August       2005  - November   2012                 3.36                                             3.36
      December     2012                                    3.25                  $ 85.70                   88.95
      January      2013  - March      2013                 3.01                                             3.01
      April        2013                                    2.93                    68.56                   71.49
      May          2013  - March      2015                 2.73                                             2.73
      April        2015                                    2.64                    85.71                   88.35
      May          2015                                    2.22                   171.41                  173.63
      June         2015                                    1.76                                             1.76
      July         2015                                    1.54                   207.40                  208.94
      August       2015  - September  2015                 1.01                                             1.01
      October      2015                                     .71                   265.69                  266.40
      November     2015  - June       2018                  .02                                              .02
      July         2018                                     .00                    34.27                   34.27


      Semi-annual

               Distribution Dates
                (Each January and                      Estimated                 Estimated               Estimated
                   July Unless                         Interest                  Principal                 Total
              Otherwise Specified)                   Distribution              Distribution            Distribution
      ------------------------------------------------------------------------------------------  ----------------------


      July         2005                                  $ 3.85                                          $  3.85
      January      2006  - July       2012                20.40                                            20.40
      December     2012                                                          $ 85.70                   85.70
      January      2013                                   19.94                                            19.94
      April        2013                                                            68.56                   68.56
      July         2013                                   17.36                                            17.36
      January      2014  - January    2015                16.61                                            16.61
      April        2015                                                            85.71                   85.71
      May          2015                                                           171.41                  171.41
      July         2015                                   13.81                   207.40                  221.21
      October      2015                                                           265.69                  265.69
      January      2016                                    2.88                                             2.88
      July         2016  - January    2018                  .18                                              .18
      July         2018                                     .14                    34.28                   34.42


   NEW YORK

      Monthly

                                                       Estimated                 Estimated               Estimated
               Distribution Dates                      Interest                  Principal                 Total
                  (Each Month)                       Distribution              Distribution            Distribution
      ------------------------------------------------------------------------------------------  ----------------------

      July         2005                                  $ 3.76                                          $  3.76
      August       2005  - August     2011                 3.31                                             3.31
      September    2011                                    3.24                  $ 62.59                   65.83
      October      2011  - March      2014                 3.06                                             3.06
      April        2014                                    2.79                    79.03                   81.82
      May          2014                                    2.74                                             2.74
      June         2014                                    2.58                   153.37                  155.95
      July         2014  - December   2014                 2.20                                             2.20
      January      2015                                    1.73                   156.49                  158.22
      February     2015  - June       2015                 1.63                                             1.63
      July         2015                                    1.57                    46.95                   48.52
      August       2015  - November   2015                 1.44                                             1.44
      December     2015                                     .97                   156.49                  157.46
      January      2016  - April      2016                  .87                                              .87
      May          2016                                     .72                   140.85                  141.57
      June         2016  - June       2018                  .37                                              .37
      July         2018                                     .23                   125.20                  125.43




      Semi-annual

               Distribution Dates
                  (Each May and                        Estimated                 Estimated               Estimated
                 November Unless                       Interest                  Principal                 Total
              Otherwise Specified)                   Distribution              Distribution            Distribution
      ------------------------------------------------------------------------------------------  ----------------------

      November     2005                                  $17.21                                          $ 17.21
      May          2006  - May        2011                20.12                                            20.12
      September    2011                                                          $ 62.59                   62.59
      November     2011                                   19.53                                            19.53
      May          2012  - November   2013                18.58                                            18.58
      April        2014                                                            79.03                   79.03
      May          2014                                   17.99                                            17.99
      June         2014                                                           153.37                  153.37
      November     2014                                   13.76                                            13.76
      January      2015                                                           156.49                  156.49
      May          2015                                   10.60                                            10.60
      July         2015                                                            46.95                   46.95
      November     2015                                    9.11                                             9.11
      December     2015                                                           156.49                  156.49
      May          2016                                    5.28                   140.85                  146.13
      November     2016  - May        2018                 2.32                                             2.32
      July         2018                                     .62                   125.20                  125.82


   IM-IT Limited Maturity

      Monthly

                                                       Estimated                 Estimated               Estimated
               Distribution Dates                      Interest                  Principal                 Total
                  (Each Month)                       Distribution              Distribution            Distribution
      ------------------------------------------------------------------------------------------  ----------------------


      July         2005                                  $ 3.76                                          $  3.76
      August       2005  - January    2011                 3.32                                             3.32
      February     2011                                    3.00                  $111.44                  114.44
      March        2011  - November   2013                 2.94                                             2.94
      December     2013                                    2.84                   101.32                  104.16
      January      2014  - May        2014                 2.60                                             2.60
      June         2014                                    2.55                    55.73                   58.28
      July         2014  - January    2015                 2.42                                             2.42
      February     2015                                    2.37                    50.65                   53.02
      March        2015                                    2.25                                             2.25
      April        2015                                    2.15                    94.23                   96.38
      May          2015                                    1.81                   101.32                  103.13
      June         2015                                    1.46                    63.83                   65.29
      July         2015                                     .92                   202.63                  203.55
      August       2015                                     .63                                              .63
      September    2015                                     .41                    80.04                   80.45
      October      2015  - February   2019                  .37                                              .37
      March        2019                                     .22                    55.72                   55.94
      April        2019  - February   2020                  .19                                              .19
      March        2020                                     .02                    58.77                   58.79
      April        2020  - August     2020                  .00                                              .00
      September    2020                                     .00                    24.30                   24.30




      Semi-annual
               Distribution Dates
                 (Each June and                        Estimated                 Estimated               Estimated
                 December Unless                       Interest                  Principal                 Total
              Otherwise Specified)                   Distribution              Distribution            Distribution
      ------------------------------------------------------------------------------------------  ----------------------

      December     2005                                  $20.63                                          $ 20.63
      June         2006  - December   2010                20.18                                            20.18
      February     2011                                                          $111.44                  111.44
      June         2011                                   18.31                                            18.31
      December     2011  - June       2013                17.86                                            17.86
      December     2013                                   17.76                   101.32                  119.08
      June         2014                                   15.77                    55.73                   71.50
      December     2014                                   14.69                                            14.69
      February     2015                                                            50.65                   50.65
      April        2015                                                            94.23                   94.23
      May          2015                                                           101.32                  101.32
      June         2015                                   12.63                    63.83                   76.46
      July         2015                                                           202.63                  202.63
      September    2015                                                            80.04                   80.04
      December     2015                                    3.15                                             3.15
      June         2016  - December   2018                 2.28                                             2.28
      March        2019                                                            55.72                   55.72
      June         2019                                    1.58                                             1.58
      December     2019                                    1.19                                             1.19
      March        2020                                                            58.77                   58.77
      June         2020                                     .43                                              .43
      September    2020                                     .00                    24.31                   24.31








                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment of Registration Statement comprises the following papers and documents:

              The facing sheet
              The prospectus and the signatures
              The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) as filed on May 18, 2005.

     1.5 Form of Agreement Among Underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) as filed on May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the Federal and New York tax status of the securities being registered.

     3.3 Opinion and consent of counsel as to the New York tax status of the securities being registered.

     3.4  Opinion of counsel as to the Trustee and the Trust.

     3.5 Opinion and consent of counsel as to the Michigan tax status of the securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent registered public accounting firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 482 (file No. 333-120865) dated January 25, 2005.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 482 (file No. 333-120865) dated January 25, 2005.



                                   SIGNATURES

         The Registrant, Van Kampen Unit Trusts, Municipal Series 561, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merrit Utility Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473 and Series 486 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Municipal Series 561 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 1st day of June, 2005.

                                    VAN KAMPEN UNIT TRUSTS, MUNICIPAL SERIES 561

                                         BY: VAN KAMPEN FUNDS INC., as Depositor

                                                          By /s/ John F. Tierney
                                                          ----------------------
                                                          Executive Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 1, 2005 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman                                  )

Michael P. Kiley                    Managing Director                         )

Jonathan S. Thomas                  Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                              /s/John F. Tierney
                                                              ------------------
                                                             (Attorney-in-fact*)
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     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.